1522962
024-10296


11005855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASIANA DRAGONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	2052	27-1420310
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1700 Prospect Street, Sarasota, Florida 34239 / Phone (941) 951-3979
(Address and telephone number of principal executive offices)

Redgie Green, President
1700 Prospect Street, Sarasota, Florida 34239 / Phone (941) 951-3979
(Name, address and telephone number of agent for service)

COPIES OF ALL COMMUNICATIONS TO:
Michael A. Littman, Attorney at Law
7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.


SEC MAIL
PROCESSING
RECEIVED
JUN 09 2011
WASH, D.C.
211
SECTION

PART I – NOTIFICATION

Item 1. Significant Parties

(a) Asiana Dragons, Inc's Directors

Name	Business Address	Residential Address
Joseph Bartel	1700 Prospect Street Sarasota, FL 34239	1700 Prospect Street Sarasota, FL 34239
Redgie Green	1700 Prospect Street Sarasota, FL 34239	c/o 7609 Ralston Road Arvada, CO 80002

(b) **Asiana Dragons, Inc. Officers**

Name	Business Address	Residential Address
Redgie Green President and Acting Chief Financial Officer	1700 Prospect Street Sarasota, FL 34239	c/o 7609 Ralston Road Arvada, CO 80002

(c) The Issuer's General Partners

Not Applicable

(d) **Record Owners of 5 percent or more any class of the Issuer's Equity Securities:**

There are currently 209,715,229 common shares issued and outstanding as of May 31, 2011.

Name and Address of Record Owner *	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Joseph Bartel, Chairman of the Board	Common Stock	200,500,000	96.0%
	Preferred Class A	500,000	100.0%
	Preferred Class B	600,000	100.0%

* Address of Beneficial Owner is c/o Joe Bartel, 1700 Prospect Street, Sarasota, Florida 34329.

(e) **Beneficial Owners of 5 percent or more any class of the Asiana Dragons, Inc.'s Equity Securities:**

There are currently 209,715,229 common shares issued and outstanding as of May 31, 2011.

Name and Address of Beneficial Owner *	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Joseph Bartel, Chairman of the Board	Common Stock	200,500,000	96.0%
	Preferred Class A	500,000	100.0%
	Preferred Class B	600,000	100.0%

(1) Shares were authorized but not issued.

* Address of Beneficial Owner is c/o Joe Bartel, 1700 Prospect Street, Sarasota, Florida 34329.

There are currently 209,715,229 common shares issued and outstanding as of May 31, 2011.

(f) **Promoters of the Asiana Dragons, Inc.**

None.

(g) **Affiliates of Asiana Dragons, Inc.**

Redgie Green, Officer and Director
Joe Bartel, Director and Majority Shareholder

(h) **Counsel to the Asiana Dragons, Inc. with Respect to Proposed Offering.**

Michael A. Littman, Attorney at Law
7609 Ralston Road, Arvada, CO 80002

(i) **Each underwriter with Respect to the Proposed Offering.**

Kodiak Capital Group, LLC
Attention: Ryan Hodson, Managing Member
One Columbus Place
25th Floor
New York, NY 10019
(212)262-2600

(j) **The Underwriter's Directors.**

Not Applicable.

(k) **The Underwriter's Officers.**

Ryan C. Hodson, Managing Member
Address: One Columbus Place
25th Floor
New York, NY 10019

(l) **The Underwriter's General Partners.**

Not Applicable.

(m) **Counsel to the Underwriter.**

Richard Luthmann, JD LLM
Address: One Columbus Place
25th Floor
New York, NY 10019

ITEM 2. APPLICATION OF RULE 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1, is subject to the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. AFFILIATE SALES

Asiana Dragons, Inc. has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. JURISDICTION IN WHICH SECURITIES ARE TO BE OFFERED

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

New York, United States of America

(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers or sales men and state the method by which such securities are to be offered.

Not Applicable

ITEM 5. UNREGISTERED SECRUTIES ISSUED OR SOLD WITHIN ONE YEAR

(a) As to any unregistered securities issued by Asiana Dragons, Inc. or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

NAME	COMMON SHARES	CONSIDERATION	DATE OF ISSUANCE
Joe Bartel	190,000,000	Shares of GJC Holdings, Inc.	4/26/2011
Kodiak Capital Group, LLC	1,083,333	Commitment Fee	4/29/2011
Christopher Muneio	583,333	Commitment Fee	4/29/2011
Redgie Green	200,000	Services as an officer and director	4/29/2011

NAME	PREFERRED SHARES	CONSIDERATION	DATE OF ISSUANCE
Joe Bartel	500,000 Series A	Shares of GJC Holdings, Inc.	4/26/2011
Joe Bartel	600,000 Series B	Shares of GJC Holdings, Inc.	4/26/2011

Exemption From Registration Claimed

All of the above sales by the Company of its unregistered securities were made by the Company in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). All of the individuals and/or entities that purchased the unregistered securities were primarily existing shareholders, known to the Company and its management, through pre-existing business relationships, as long standing business associates and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

(b)As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

NAME	COMMON SHARES	CONSIDERATION	DATE OF ISSUANCE
Joe Bartel	190,000,000	Shares of GJC Holdings, Inc.	4/26/2011
Kodiak Capital Group, LLC	1,083,333	Commitment Fee	4/29/2011
Christopher Muneio	583,333	Commitment Fee	4/29/2011
Redgie Green	200,000	Services as an officer and director	4/29/2011

NAME	PREFERRED SHARES	CONSIDERATION	DATE OF ISSUANCE
Joe Bartel	500,000 Series A	Shares of GJC Holdings, Inc.	4/26/2011
Joe Bartel	600,000 Series B	Shares of GJC Holdings, Inc.	4/26/2011

Exemption From Registration Claimed

All of the above sales by the Company of its unregistered securities were made by the Company in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). All of the individuals and/or entities that purchased the unregistered securities were primarily existing shareholders, known to the Company and its management, through pre-existing business relationships, as long standing business associates and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

Not Applicable.

ITEM 7. MARKETING ARRANGEMENTS

Not Applicable.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

Not Applicable.

ITEM 9. USE OF SOLICITATION OF INTEREST DCOUMENT

Asiana Dragons, Inc. did not use a publication authorized by Rule 254 prior to the filing of this notification.

PART II

OFFERING CIRCULAR

ASIANA DRAGONS, INC.

Type of Securities Offered: $0.0001 Par Value Common Stock

Maximum Number of Securities Offered: 17,921,146

Price per Security: Closing Market

Minimum Number of Securities Offered: 0

Total Proceeds (See Questions 9 and 10):
If Maximum is Sold: $2,500,000 **If Minimum is Sold:** $0.00

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [X] No
If yes, what percent is commission of price to public?	________%
Is there other compensation to selling agent(s)?	[ ] Yes [X] No
Is there a finder's fee or similar payment to any person?	[X] Yes [ ] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted?	[X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company (Check at least one, as appropriate) :

[ ] Has never conducted operations.
[ ] Is in the development stage.
[ ] Other (Specify):
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

This offering has been registered for offer and sale in the following states:

None.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR CROADER STATEMETNS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of __ pages.

1. THE COMPANY

Exact Corporate Name: Asiana Dragons, Inc.

State and Date of Incorporation: September 2009 in the State of Delaware

Street address of principal office: 1700 Prospect Street, Sarasota, Florida 34239

Company Telephone Number: (941) 951-3979

Fiscal year: December 31st

Person to contact at the Company with respect to offering:

Joe Bartel, Chairman and Director

Telephone Number: (941) 951-3979

2. RISK FACTORS

1. We will need additional financing for which we have no commitments, and this may jeopardize execution of our business plan.

We have limited funds, and such funds may not be adequate to carryout the business plan in the energy business. Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

2. Our officers and directors are not employed full-time by us which could be detrimental to the business.

Our directors and officers are not employed full time by the Company. In the future they may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. In some circumstances this conflict may arise between their fiduciary duties to us and their fiduciary duties to other businesses they may be involved in. It is possible that in this situation their judgment maybe more consistent with their fiduciary duties to these ventures and may be detrimental to our interests. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors to our business will be up to 40 hours per week. As such time as the Company is financially capable of paying salaries, it is anticipated that management will assume full time roles in the Company's operations.

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company, when the business may demand such full-time participation.

3. *Our officers and directors may have conflicts of interests as to corporate opportunities which we may not be able or allowed to participate in.*

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring business opportunity from any affiliate or officer or director.

4. *Conflicts of Interest.*

Certain conflicts of interest may exist between the Company and its Officers and Directors. Officers or Directors may bring energy prospects to the Company in which they have an interest. They have other business interests to which they devote their attention, and will be expected to continue to do so. They will also devote management time to the business of the Company. As a result, conflicts of interest or potential conflicts of interest may arise from time to time that can be resolved only through the Officers and Directors exercising such judgment as is consistent with fiduciary duties to their other business interests and to the Company.

5. *Regulation of Penny Stocks.*

Our securities are subject to a Securities and Exchange Commission Rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "Penny Stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because the securities of the Company may constitute "Penny Stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them.

Stockholders should be aware that, according to the Securities and Exchange Commission, the market for Penny Stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the Penny

Stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

6. Lack of Significant Revenue History.

The Company was incorporated in October 2008. The Company has a history of inconsistent revenue since its inception. The Company to date is not profitable. The Company must be regarded as a new venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

7. No Assurance of Success or Profitability.

There is no assurance that the Company will ever operate profitably. There is no assurance that it will generate revenues or profits, or that the market price of the Company's common stock will be increased thereby.

8. Lack of Diversification.

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its operations. The Company's inability to diversify its activities will subject the Company to economic fluctuations within the oil and gas business or industry and therefore increase the risks associated with the Company's operations as limited to one industry.

9. Loss of Control by Present Management and Stockholders.

The Company may issue further shares as consideration for the cash or assets or services out of the Company's authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of the Company. The result of such an issuance would be those new Stockholders and management would control the Company, and persons unknown could replace the Company's management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of the Company by its currents Stockholders.

10. Volatility of Stock Price.

There is no history relating to the market price of our stock, which indicates the market price may be highly volatile and the stock is likely to be very thinly traded. Many factors such as those discussed under "Risk Factors" herein may have a significant negative impact upon the market price of the securities, and negative impact on liquidity.

11. Limited Public Market Exists.

There is no assurance given that an expanded public market will develop or that any Stockholder ever will be able to liquidate his/her investment, if at all. The price may be highly volatile. Due to the low price of securities and the fact that it may be quoted only in the "Pink Sheets" or the OTC Bulletin Board ("OTCBB") many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, lending institutions will not permit the use of such securities as collateral for any loans.

12. *Our stock may be thinly traded and as a result shareholders may be unable to sell at or near ask prices or at all if shareholders desire to liquidate shares.*

The shares of our common stock may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an early stage company or purchase or recommend the purchase of any of our securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on our securities price. We cannot give you any assurance that a broader or more active public trading market for our common securities will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if their desire to liquidate their securities of our Company.

13. *Our investors may suffer future dilution due to issuances of shares for various considerations in the future.*

There may be substantial dilution to our shareholders as a result of future decisions of our Board to issue shares without shareholder approval for cash, services, or acquisitions. We also may issue warrants, exercisable for shares of our restricted common stock at a fixed price in the future. The exercise of these warrants could be dilutive to our shareholders, when exercised.

3. BUSINESS AND PROPERTIES

Business History

In April 2011, Asiana Dragons, Inc. (hereafter "Asiana" or "the Company") entered into an Acquisition Agreement with GJC Holdings, Inc. (hereafter "GJC") and the shareholders of GJC to acquire GJC Holdings, Inc. for 500,000 shares of Series "A" Supermajority Preferred and 600,000 shares of Series "B" Convertible Preferred Shares, and promissory notes for $150,000.

The business of GJC Holdings, Inc. operating under the trade name of Gimmee Jimmy's Cookies is now the primary business of the Company. GJC was incorporated in the state of Delaware in March 2008.

Gimmee Jimmy's Cookies was founded in 1983 in West Orange, NJ, and operated as the sole holding of Cookie Associates, Inc., a New Jersey corporation. For approximately 21 years, Gimmee Jimmy's focused on Christmas-season cookie gifts and relied upon corporate customers with large gift lists. Some of these corporate customers, including banks and auto dealerships, also ordered cookies throughout the year. Additionally, it sold its cookies in Kings Supermarkets, an upscale grocer with most of its stores in Northern New Jersey.

In 2003, the founder of Gimmee Jimmy's Cookies sold Cookie Associates, Inc. to a group of investors who wished to open chic retail stores known as "Gimmee Jimmy's Cookie Bars". The first Cookie Bar was opened in Montclair, New Jersey in 2005, and the second Cookie Bar was opened in 2008 in Livingston, New Jersey. Shortly after opening the second Cookie Bar, the operations provide to be unsuccessful and the management of Gimmee Jimmy's started to look at alternative way to further its business plans.

On June 19, 2009, the management of GJC purchased the following assets of Gimmee Jimmy Cookies from the Superior Court of Essex County, New Jersey: (1) the name Gimmee Jimmy's Cookies, (2) the customer lists of the Company, and (3) the original recipes from the founder. The Superior Court had been charged with finding a buyer under a state-law insolvency proceeding through an Assignment for the Benefit of Creditors. The Assignment had the practical effect of dissolving Cookie Associates, Inc. and absolving that entity of its debts, and the now-unencumbered assets were sold to GJC.

By the time of the purchase, the retail store in Livingston, New Jersey had already been shuttered, and the new management team closed the retail store in Montclair, New Jersey on August 31, 2009.

On September 1, 2009, GJC moved into a new facility located in Hawthorne, New Jersey and began the marketing and sales of the Gimmee Jimmy's cookies.

Business of the Issuer

GJC hopes to achieve capital that will allow it to expand production capacity, and therefore revenue-generating capacity. Specifically, GJC will seek to acquire high-efficiency production equipment (rack ovens, large mixers, dough depositors, dough cutters) as well as high-efficiency packaging equipment (flow-wrapping machinery, labeling machinery) which will allow Gimmee Jimmy Cookies to attract large volume customers seeking private-label, contract-baking services. Customers may include distributors who wish to distribute products under their own brands to sell alongside the brand-name products they supply to their retailers; supermarkets looking to improve their in-house products; stadium concessions; movie theaters; convenience stores; and colleges/universities.

GJC intends to seek to acquire (with combinations of stock and equity) other small baking companies, often family-run for multiple generations, which have a loyal customer base, but which no longer serve those customers efficiently due to aging equipment or outdated baking practices, and which are facing succession issues as recent generations do not wish to maintain the family business. These acquisitions may permit GJC to expand its influence within its home market, while giving GJC the opportunity to expand and/or consolidate its physical plant, expansion through the customer lists of the acquired companies. At the time of this Offering, no such acquisition candidates have been identified.

GJC intends to continue to focus on developing product lines for niche consumers, including kosher consumers, dairy-free consumers (this is also a sub-specialty for kosher consumers known as "pareve"), and gluten-free consumers. The creativity of the bakers developing products for GJC ensures that the gluten-free products are not ersatz derivatives of glutinous baked-goods, but rather fully-conceived and delectably-executed baked goods that happen to be free of gluten substances.

GJC hired Ralf Oehler, a respected and innovative Executive Chef, classically trained in Germany, and with experience baking throughout Europe. Chef Oehler has returned to baking philosophy of the GJC to the original Gimmee Jimmy's philosophy (all products are once again made internally) and has also allowed GJC to expand what it offers (leveraging its cookie reputation to introduce customers to other products).

PRODUCTS

GJC offers an extensive range of products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava; biscotti, and much more. Many of these products are available for direct-to-consumer shipping via the website, www.gjcookies.com.

GJC's products are certified kosher, which opens the possibility of selling to establishments requiring kosher goods for religious reasons as well as to those who view kosher certification as a sign of quality. GJC also sells gluten-free products, including cookies, brownies, macaroons, lava cakes, and more.

Ingredients for our products are available both through local retailers and wholesalers. GJC is not dependent upon any one supplier for the ingredients it uses.

FULFILLMENT AND MANUFACTURING OPERATIONS

Our customers primarily place their orders either online or over the telephone. While providing a significant competitive advantage in terms of delivery options, the ordering system also reduces capital investments in inventory and infrastructure.

GJC has refined the shipment of many of its products throughout the United States, and will ship internationally upon request. The ability to ship allows us to grow the brand and revenues without relying solely on local customers.

POTENTIAL CUSTOMERS

Commercial Sales

The Hawthorne facility is capable of producing wholesale goods for commercial accounts, including those at restaurants, cafes, delis, and supermarkets. Many such establishments offer dessert items, but cannot afford their own pastry chef, or simply lack the facilities for baking on their own. Our bakery is an alternative to many restaurants, cafes, delis, and supermarkets in the New York-New Jersey area. Specifically, it offers high-quality, custom-baked products, with few or no preservatives, it delivers, and the prices are competitive.

Retail Sales

Beginning February 2010, GJC began to operate a retail location from within its facility in Hawthorne. Each day, the factory produces enough to stock and re-stock retail display cases, and we have been able to take advantage of free local press (print and online) as well as good community relations to generate interest among retail customers in purchasing from our factory as they would in a "wholesale to the public" scenario.

Individuals/Corporations

Currently, GJC has a group of corporate customers who order year-round, mainly banks who use the cookies as a morale-boosting reward for branches which reach corporate goals, and auto dealers who send the cookies as a gesture of thanks for customers who purchase or lease cars. We intend to expand the number of corporate customers, both within these existing categories and in new categories.

Fundraising

GJC also works with many schools, churches, synagogues, and other non-profit organizations that wish to bring money to their organizations by selling Gimmee Jimmy's cookies. It makes this process easier for all prospective fundraising partners by creating online coupon codes which permit us to track sales connected to the efforts of the organization.

The value to GJC of fundraising sales exceeds the monetary value of the sales themselves. It creates exposure to entire student bodies and their parents, to entire memberships of religious organizations, and builds customers for the future whose first experience with Gimmee Jimmy's products is a purchase which benefits an organization they are associated with.

COMPETITION

GJC faces competition both through e-commerce and retail bakeries. Our competitors include:

- retail bakeries, some of which maintain toll-free telephone numbers and web sites;
- online bakeries and gift basket retailers;
- catalog companies that offer bakery products; and
- supermarkets, mass merchants and specialty retailers with bakery departments.

Similarly, gift basket and gourmet foods are highly competitive. Each of these categories encompasses a wide range of products, is highly fragmented and is served by a large number of companies, none of which is dominant. Products in these categories may be purchased from a number of outlets, including mass merchants, telemarketers, retail specialty shops, online retailers and mail-order catalogs.

These and other competitive factors may adversely impact GJC's business and results of operations.

SEASONALITY

Our quarterly results may experience seasonal fluctuations. The Thanksgiving through Valentine holiday season, which falls within fourth and first fiscal quarters, generates the highest proportion of GJC's annual revenues. In addition, as the result of a number of major gifting occasions, including Mother's Day and Administrative Professionals Week, revenues will also potentially rise during the Company's second fiscal quarter. Finally, results during the Company's third fiscal quarter are negatively impacted by the lack of major gift-giving holidays, and the disproportionate amount of overhead incurred during this slow period.

Accordingly, a disproportionate amount of operating cash flows are generated during the fiscal first and fourth quarters.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

MARKETING AND SALES STRATEGY

GJC's marketing strategy will seek to create customer awareness regarding product offerings, develop the customer base, and work toward building customer loyalty and referrals that will decrease customer acquisition costs.

Internet Marketing

GJC's main marketing source is its website, www.gjccookies.com. Pay per click advertising in conjunction with search engine optimization for strong organic listings in the most popular search engines will be utilized. An active emailing campaign to promote the products and services will be used to assist in building a strong traffic stream to the website.

Advertising

GJC intends to use print media, which will be another method for generating new customers, especially for its Hawthorne facility.

Direct sales to commercial accounts will include telemarketing, direct mail and working with brokers and sales representatives. Targeted telemarketing allows management to focus on corporate customers in particular business categories, for example, luxury car dealerships. Management intends to initiate a direct mail campaign which will generate inbound inquiries from commercial customers. Once a commercial customer inquires about the products a sample of the products will be drop-shipped and then a follow up contact to take their order will be made.

BACKLOG OF ORDERS.

There are currently has no backlog of orders for sales at this time or in the past year.

NUMBER OF PERSONS EMPLOYED.

As of May 31, 2011, the Company had 1 full-time employee at its subsidiary GJC. The Company's Officers and Directors work on an as needed basis up to 40 hours per week.

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS/PATENTS

(a) Real Estate	Lease 27 Utter Ave., #C, Hawthorne, N.J. (approx. 5,000 sq. ft.)
(b) Title to properties	None.
(c) Oil and Gas Prospects	None.
(d) Patents	None.
(e) Trademark:	Gimmee Jimmees Cookies #85-188,207 (USPTO) (Standard Character Mark)

GOVERNMENT REGULATION

As a manufacturer and marketer of food items, GJC's operations are subject to regulation by various federal government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission (the "FTC"), the Environmental Protection Agency and the Department of Commerce, as well as various state agencies. These agencies regulate various aspects of our business, including production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves. In addition, advertising of our businesses is subject to regulation by the FTC, and we are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act.

SUBSIDIARIES

The Company's operations are through its wholly-owned subsidiary, GJC Holdings, Inc. The operations of GJC Holdings, Inc. are located in New Jersey.

BUSINESS HISTORY

Asiana Dragons, Inc., formerly known as China Container Holdings Limited (CCHL) was a Nevada Corporation, a publicly quoted shell company with no operating business or other source of income, at December 31, 2008. China Container Merger Co. (CCM) was formed in October 2008 as a Delaware corporation and merged with China Container Holdings Limited, (CCHL) on January 19, 2009, to accomplish a redomicile from Nevada to the state of Delaware.

Reorganization into a Holding Company Structure

Pursuant to the Delaware General Corporation Law, Section 251(g), China Container Holdings Merger Co. (CCM) entered into an Agreement and Plan of Merger and Reorganization into a Holding Company with Asiana Dragons and 09CCM, Inc. (09CCM), wholly-owned subsidiaries of CCM in October 2009. The Agreement and Plan of Merger and Reorganization into a Holding Company provided for the merger of CCM with and into 09CCM, with 09CCM being the surviving corporation in the merger, as a subsidiary. The shareholders of CCM are converted, under the Agreement, to shareholders of Asiana Dragons on a one for one basis pursuant to the Agreement.

As a result of the Reorganization, shareholders in publicly quoted CCM (formerly the shareholders of CCHL) became shareholders in the publicly quoted Asiana Dragons. CCM ceased to exist as an independent legal entity followings its merger with 09CCM. 09CCM became a subsidiary company of Asiana Dragons with 09CCM owning the subsidiary companies formerly owned by CCM (CCHL).

On December 30, 2009, Asiana Dragons sold 100% of the issued share capital of its subsidiary, 09CCM and all of 09CCM's subsidiary companies, to an unrelated third party for $10.

During 2009, Asiana's officers and directors attempted to establish operation in the telecommunications industry. These operations were to be primarily based in China, Hong Kong, Vietnam and the United States to focus on providing voice over internet protocol (VoIP), international private line circuits (IPLC) and internet data center (IDC) services. The Company, through subsidiaries, entered into agreements to acquire control of businesses with the necessary business and telecommunications licenses to operate and provide the targeted services in these countries.

The Company has now divested itself of the subsidiaries and acquired GJC Holdings, Inc., a Delaware Corp., as a wholly owned subsidiary as of April 26, 2011.

4. PLAN OF OPERATIONS

PLAN OF OPERATIONS

The Company plan of operations for 2011 is as follows:

The principal purposes for this offering are to fund working capital and capital expenditures and for other general corporate purposes. We intend to accelerate our commercial strategy in multiple geographies, which entails upgrading our bakery and bakery equipment, and devoting major resources to marketing our products and services. Accordingly, we will have broad discretion in the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock.

Goals and Milestones

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Number of Months After Receipt of Proceeds When Should Be Accomplished
Capitalize the Company	To be achieved through this stock offering.	1 month
Expand sales/marketing and internet sales	$440,000 - funds from offering by further development of the Company's website and engagement of sales personnel	4 months
Expand sales/marketing and internet sales Open new stores	$440,000 - in funds from offering by further development of the Company's website and engagement of sales personnel	6 months

The Company will need substantial additional capital to support its plan of operations. The Company has only minimal revenues from its bakery products business. The Company has no committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, the Company may not be able to carry out its business plan, may never achieve oil sales or income, and could fail in business as a result of these uncertainties.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

5. What were the net, after-tax earnings for the last fiscal year?

For the year ended December 31, 2010, the after-tax earnings of the Company was ($173,825) or (($173.83) per share.)

6. If, the Company had profits, show offering price as a multiple of earnings.
Not Applicable

7. (a) What is the net tangible book value of the Company?

$____________ ($_____________ per share)

(b) The dates the Company sold or otherwise issued securities during the last 12 months:

NAME	COMMON SHARES	CONSIDERATION	DATE OF ISSUANCE
Kodiak Capital Group, LLC	1,083,333	Commitment Fee	4/29/2011
Christopher Muneio	583,333	Commitment Fee	4/29/2011
Redgie Green	200,000	Services as an officer and director	4/29/2011

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assuming the exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversion of any convertible securities offered in this offering.)

If the maximum is sold: 7.91%

(b)What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page? (Total outstanding shares after offering times offering price)

If the maximum is sold: ______*
The price per share to be sold is determined by formula based upon the closing market price of the Company's common stock at the time the Company provides a "put notice", pursuant to the Investment Agreement with Kodiak Capital, LLC.

*These values assume that the Company's capital structure would be changed to reflect any conversion of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: None. These values assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in calculations. The amount of such cash would be: $0.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of proceeds from this offering:

	If Maximum Sold Amount %
Total Proceeds	**$ 2,500,000** 100%
Less: Offering Expenses	
Commission & Finders Fees	250,000
Legal & Accounting	10,000
Copying & Advertising	0
Other (Specify):	0
Net Proceeds from Offering	**2,240,000**
Use of Net Proceeds from Offering	
Payment of Outstanding Debt	480,000
Budget for 12 Months:	
General & Administrative Expenses	250,000
Salaries	450,000
Advertising and Marketing	650,000
Working Capital	200,000
Purchase Equipment	100,000
Rent	75,000
Miscellaneous	35,000
Total Use of Net Proceeds	**$1,760,000** 100%

(b)If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The Company's priorities in its Use of Proceeds from the Offering is to first pay outstanding debt, consisting of promissory notes and accounts payable. After the payment of such debt, the remaining funds will be used to support operations over a 12 months period.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment of management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a)If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering. State the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No.

(b)If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year describe the use of proceeds of such indebtedness.

The Company intends to use proceeds to discharge the following outstanding debt:

- During 2010, an unrelated third party advance $35,000 to the Company to support operations. The funds are due on demand.

- On April 24, 2009, the Company in exchange for cash of $16,000 entered into a $16,000 secured commercial promissory note, with the parents of Mr. Bartel, a director and a majority shareholder of the Company. The note would not accrue interest, unless in default and then at a rate of 18% per annum. The Company entered into a Security and Pledge Agreement on April 24, 2009, the note is secured by 2.5% of the shares of the Company.

  The note has a due date of October 24, 2009 and is currently in default. During the year ended December 31, 2009, a payment of $3,000 was made against the principal and accrued interest. At March 31, 2011, the Company owed $16,771 on the note ($13,529 in principal and accrued interest of $3,242.) The Note is currently in default.

- On October 15, 2010, the Company in exchange for cash of $50,000 entered into a $50,000 secured commercial promissory note, with an unrelated third party. The note has an interest payment of $10,000. The Company entered into a Security and Pledge Agreement on October 15, 2010, the note is secured by 10% of the shares of the Company and certain equipment of the Company.

  The note had a due date of February 15, 2011 and is currently in default. The Company paid interest of $12,212 during the three months ended March 31, 2011. At March 31, 2011, the Company owed $50,981 on the note ($50,000 in principal and accrued interest of $981.) The Note is currently in default.

- On October 1, 2010, the Company in exchange for cash of $100,000 entered into a $100,000 secured commercial promissory note, with Mr. Bartel, a director and majority shareholder of the Company and an unrelated third party. The note accrues interest at 20%. At March 31, 2011, the Company owed $111,507 on the note ($100,000 in principal and accrued interest of $11,507.) The note had a due date of February 1, 2011. The note is currently in default.

(c)If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors employees or principal stock holders of the Company of their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable.

(d)Any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Company intends to use proceeds to discharge the following outstanding debt, owed to Mr. Bartel, a director of the Company:

- On October 1, 2010, GJC Holdings, Inc. in exchange for cash of $100,000 entered into a $100,000 secured commercial promissory note, with Mr. Bartel, a director and majority shareholder of the Company and an unrelated third party. The note accrues interest at 20%. At March 31, 2011, the Company owed $111,507 on the note ($100,000 in principal and accrued interest of $11,507.) The note had a due date of February 1, 2011. The note is currently in default.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Not Applicable.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If we are able to raise the maximum of this offering, $2,500,000, we will have sufficient funds, when combined with funds generated by revenues, to support both operational activities and growth activities.

These funds should be sufficient enough to enable us to continue forward without raising money through additional offering of shares. However, if we are unable to generate enough revenue to cover our operational costs, we will need to seek additional sources of funds. Currently, we have no committed source for any funds as of date hereof. No representation is made that any funds will be available when needed. In the event funds cannot be raised if and when needed, we may not be able to carry out our business plan and could fail in business as a result of these uncertainties.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding	
		As Adjusted
	As of: March 31, 2011	Maximum
Debt:		
Short-term debt (average interest rate 0%)	$ 697,813	$ 847,813
Long-term debt (average interest rate __%)	$ -	$ -
Total debt	$ 697,813	$ 847,813
Stockholders' equity (deficit):		
Preferred stock – par or stated value	$ -	$ 1,100,000
Common stock – par or stated value	$ 1,805	$ 22,597
Additional paid in capital	$ 5,377,768	$ 2,286,732
Retained earnings (deficit)	$(5,590,243)	$(5,590,243)
Total stockholders' equity (deficit)	$ (210,670)	$(2,180,914)
Total Capitalization	$ 36,129	$1,333,101

Number of preferred shares authorized to be outstanding:

Number of Call of Preferred	Par Value shares Authorized	Per Share
500,000 Class A	$0.0001	$1.00
600,000 Class B	$0.0001	$1.00

Number of common shares authorized: 495,000,000 shares. Par or stated value per share, if any: $0.0001.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 600,000 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock [ ] Preferred or Preference Stock [ ] Notes or Debentures

[ ] Units of two or more types of securities composed of: ______________________________

[ ] Other: ______________________________

15. These securities have:

Yes	No
[ ]	[X] Cumulative voting rights
[ ]	[X] Other special voting rights
[ ]	[X] Preemptive rights to purchase in new issues of shares
[ ]	[X] Preference as to dividends or interest
[ ]	[X] Preference upon liquidation
[ ]	[X] Other special rights or preferences(specify): ______________________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: *Not Applicable*

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe:
____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:
____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:
____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?
$____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b)If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable

18. If securities are Preference or Preferred stock: *Not Applicable.*

Are unpaid dividends cumulative?	[ ] Yes	[ ] No
Are securities callable?	[ ] Yes	[ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Not Applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not Applicable.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not Applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Joe Bartel, Director

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [X] Yes [ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

As of May 31, 2011, the Company has 209,611,194 shares of restricted common stock issued and outstanding. Of which 200,700,000 are held by officers, directors and affiliates of the Company. Such shares are subject to the Restrictions of Rule 144 for such individuals.

The remaining 8,911,194 shares of restricted common stock the Company's believes are subject to the 6 month holding requirement of Rule 144. The Company is unable to determine the date of termination of such restrictions for these shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

None.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chief Executive Officer and President

Name: Redgie Green Age: 57

Office Street Address: 1700 Prospect Street, Sarasota, FL 34239

Telephone No.: (941) 951-3979

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Green was co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was a director for Houston Operating Company in late 2004 until December 2004. He recently served as a director for Mountains West Exploration, Inc. in 2005. He is a Director of Concord Ventures, Inc. since 2006 and Aspeon, Inc. (2006-2009) and has been appointed as an officer and director of Captech Financial, Inc. in May 2006 until late 2006. He served as a director of Baymark Technologies, Inc. 2005-2006. He was a Director of Sun River Energy, Inc. from 1998 through 2010. He also served as President from 2009 until 2010. He has been a director of IntreOrg Systems, Inc. since 2009 and a director of International Paintball Association, Inc. since 2009.

Education (degrees, schools, and dates): N/A

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: < 40 hours

30. Chief Operating Officer: *Not Applicable* Title:

Name: ______________________ Age: ______________________

Office Street Address: Telephone No.: ( ) ______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Acting Chief Financial Officer

Name: Redgie Green Age: 57

Office Street Address: 1700 Prospect Street, Sarasota, FL 34239

Telephone No.: (941) 951-3979

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Green was co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. He was a director for Houston Operating Company in late 2004 until December 2004. He recently served as a director for Mountains West Exploration, Inc. in 2005. He is a Director of Concord Ventures, Inc. since 2006 and Aspeon, Inc. (2006-2009) and has been appointed as an officer and director of Captech Financial, Inc. in May 2006 until late 2006. He served as a director of Baymark Technologies, Inc. 2005-2006. He was a Director of Sun River Energy, Inc. from 1998 through 2010. He also served as President from 2009 until 2010. He has been a director of IntreOrg Systems, Inc. since 2009 and a director of International Paintball Association, Inc. since 2009.

Education (degrees, schools, and dates): High School

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: < 40 Hours

32. Other Key Personnel:

Not Applicable

DIRECTORS OF THE COMPANY

33. Number of Directors: 2

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Joseph Bartel Age: 33

Title: Chairman and Director

Office Street Address: 1700 Prospect Street, Sarasota, Florida 34329

Telephone No.: (941) 951-3979

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Joseph Bartel trained as a commercial litigator with Debevoise & Plimpton LLP in New York City, which work enmeshed him in the world of complex mergers, acquisitions, and business operations. In 2004, Mr. Bartel left New York to operate Elliot Watson Companies LLC in Florida, a real-estate investment business which completed development projects in Florida as well as in Ecuador. Eluding the worst of real-estate downturn, Mr. Bartel began in 2006 to manage the operations of Bottom Line Associates, LLC, a Delaware entity which obtains controlling stakes in small, publicly-traded companies and then restructures those companies. Most recently, Mr. Bartel took on the role of CEO for Gimmee Jimmy's Cookies in 2009. Mr. Bartel's real-world understanding of the intersection of law and business has positioned him to lead Gimmee Jimmy's Cookies in the short-term as a privately-held entity as well as to shepherd Gimmee Jimmy's Cookies to growth as a public company. Mr. Bartel was sole officer and director of April Energy, Inc. reorganized into AE Holding I, Inc. from 2007 to date. Mr. Bartel was sole officer and director of Asiana Dragons, Inc. from 2007 till 2008.

Education (degrees, schools, and dates):

Yale Law School – Juris Doctorate – 2002

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No

Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Mr. Green has served as an officer and director of several development stage companies including:

Golden Dragon, Inc.	Director	Since 2006
Aspi, Inc.	Director	2006-2009
IntreOrg Systems, Inc.	Director	Since 2009
International Paintball Association, Inc.	Director	Since 2009
Sun River Energy, Inc.	Officer & Director	1998-2010

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not Applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not Applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name Address Phone Principal Occupation	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total (1)	No. of Shares After Offering if All Securities Sold	% of Total (2)
Joe Bartel 1700 Prospect Street Sarasota, FL 34239 (941) 951-3979	Common Shares	$0.0001	200,500,000	95.60%	200,500,000	91.25%
Joe Bartel 1700 Prospect Street Sarasota, FL 34239 (941) 951-3979	Series A Preferred Stock (3)	$1.00	500,000	--%	500,000	--%
Joe Bartel 1700 Prospect Street Sarasota, FL 34239 (941) 951-3979	Series B Preferred Convertible Stock (4)	$1.00	600,000	100%	600,000	100%

(1) As of May 31, 2011, there were 209,715,229 shares of common stock issued and outstanding.
(2) Assuming the sale of 10,000,000 shares of common stock for a total of 219,715,229 shares of common stock issued and outstanding.
(3) Series A Preferred Stock shares are not convertible into shares of the Company's common stock. The shares have a deemed purchase price of $1.00 per share. Such shares were issued as part of the acquisition of GJC Holdings, Inc. by the Company.
(4) The shares of Series B Preferred Convertible Stock are convertible on a 1 for 1 basis into shares of the Company's common stock. If all shares were converted the holder of the Series B Preferred Convertible Stock would receive 600,000 shares of common stock. The shares have a deemed purchase price of $1.00 per share. Such shares were issued as part of the acquisition of GJC Holdings, Inc. by the Company.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 200,700,000 shares (95.70% of total outstanding)
After offering:
a) Assuming minimum securities sold: 0 shares (0% of total outstanding)
b) Assuming maximum securities sold: 200,700,000 shares (88.56% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

On April 24, 2009, GJC Holdings, Inc. in exchange for cash of $16,000 entered into a $16,000 secured commercial promissory note, with the parents of Mr. Bartel, an officer, director and shareholder of the Company. The note would not accrue interest, unless in default and then at a rate of 18% per annum. GJC Holdings, Inc. entered into a Security and Pledge Agreement on April 24, 2009, the note is secured by 2.5% of the shares of GJC Holdings, Inc. The note has a due date of October 24, 2009 and is currently in default. During the year ended December 31, 2009, a payment of $3,000 was made against the principal and accrued interest. At March 31, 2011, the Company owed $16,771 on the note ($13,529 in principal and accrued interest of $3,242.) The Note is currently in default.

On October 1, 2010, GJC Holdings, Inc. in exchange for cash of $100,000 entered into a $100,000 secured commercial promissory note, with Mr. Bartel, an officer, director and shareholder of the Company and an unrelated third party. The note accrues interest at 20%. At March 31, 2011, the GJC Holdings, Inc. owed $111,507 on the note ($100,000 in principal and accrued interest of $11,507.) The note had a due date of February 1, 2011. The note is currently in default.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Accounting Officer	$0.00	$0.00
Others:		
Joe Bartel, Chairman and Director	$0.00	$0.00
Total	$0.00	$0.00
Directors as a group (2 individuals)	$0.00	$0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

No.

(c) If any employment agreements exist or are contemplated, describe:

No officers have employment agreements with the Company.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 600,000 shares (2.73%) of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

None.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c)Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Board of Directors have the right to approve future stock purchase agreements, stock options, warrants and rights. The shareholders of the Company have the rights granted to them under Delaware General Corporation Law.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

None.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company has not engaged a Tax Advisor, as it is a C Corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Unaudited Financial Statements for the years ended December 31, 2010 and 2009.

Unaudited Financial Statements for the three months ended March 31, 2011 and 2010.

Unaudited Proforma Financial Statements for the three months ended March 31, 2011.

ASIANA DRAGONS, INC.
(FORMERLY GJC HOLDINGS, INC.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Unaudited)

GJC HOLDINGS, INC.
BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(UNAUDITED)

	December 31, 2010	December 31, 2009
Assets		
Current Assets:		
Cash	$ -	$ -
Prepaid expenses	-	4,090
Total Current Assets	-	4,090
Other assets:		
Intangible assets, net accumulated amortization of $4,950 and $1,650, respectively	28,050	31,350
Total Other Assets	28,050	31,350
Total Assets	$ 28,050	$ 35,440
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities		
Bank overdraft	$ 6,082	$ 9,350
Accounts payable	-	2,204
Accrued liabilities	29,966	10,956
Advances, related party	565,469	500,972
Advances	35,000	-
Notes payable	66,929	13,529
Total Current Liabilities	703,446	537,011
Stockholders' (Deficit) Equity		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		
Common stock, $0.001 par value; 500,000,000 shares authorized, 1,000 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	1	1
Additional paid-in capital	999	999
Deficit accumulated during the development stage	(676,396)	(502,571)
Total Stockholders' (Deficit) Equity	(675,396)	(501,571)
Total liabilities and stockholders' (deficit) equity	$ 28,050	$ 35,440

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(UNAUDTED)

	2010	2009
Sales	$ 354,097	$ 537,694
Cost of Sales	144,352	135,866
Gross Profit	209,745	401,828
Operational expenses:		
General and Administrative	233,854	223,956
Payroll expense	130,706	150,988
Business acquistion expense	-	192,341
Total operational expenses	364,560	567,285
Other Income (Expense):		
Interest expense	(19,011)	(735)
	(19,011)	(735)
Net loss	$ (173,825)	$ (166,193)
Per share information		
Net loss per common share		
Basic	$ (173.83)	$ (166.19)
Weighted average number of common stock outstanding	1,000	1,000

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENT OF STOCKHOLDER'S (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(UNAUDITED)

	Common Stock Number of shares	Amount	Additional paid-in Capital	Accumulated Deficit	Totals
Balance - December 31, 2008	1,000	$ 1	$ 999	$ (336,378)	$ (335,378)
Net loss	-	-	-	(166,193)	(166,193)
Balance - December 31, 2009	1,000	1	999	(502,571)	(501,571)
Net loss	-	-	-	(173,825)	(173,825)
Balance - December 31, 2010	1,000	$ 1	$ 999	$ (676,396)	$ (675,396)

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(UNAUDITED)

	2010	2009
Cash Flows from Operating Activities:		
Net Loss	$ (173,825)	$ (166,193)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization	3,300	1,650
Changes in operating assets and liabilities:		
Increase in prepaid expenses	4,090	(4,090)
Increase in accounts payable	(2,204)	2,204
Increase in accrued liabilities	19,011	10,956
Net Cash Used by Operating Activities	(149,628)	(155,473)
Cash Flows from Investing Activities		
Purchase of intangible business assets	-	(33,000)
Net Cash Used in Investing Activities	-	(33,000)
Cash Flows from Financing Activities:		
Bank overdraft	(3,268)	8,973
Proceeds from related party advances	64,496	165,972
Proceeds from note payable and advances	88,400	16,000
Payment on note payable	-	(2,472)
Net Cash Provided by Financing Activities	149,628	188,473
Net Increase (decrease) in Cash	-	-
Cash and Cash Equivalents - Beginning of Period	-	-
Cash and Cash Equivalents - End of Period	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest expense	$ -	$ -
Cash paid for income taxes	$ -	$ -

See the notes to these financial statements.

GJC HOLDINGS, INC.
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009
(Unaudited)

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

GJC Holdings, Inc. ("the Company") was incorporated on March 20, 2008 in the state of Delaware.

The Company offers an extensive range of products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava; biscotti, and much more. Many of these products are available for direct-to-consumer shipping via the company's website, www.gjcookies.com.

The Company's fiscal year end is December 31st. The Company's financial statements are presented on the accrual basis of accounting.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

Revenue Recognition

The Company recognizes revenue when it is earned and expenses are recognized when they occur.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred. The Company incurred $30,005 and $5,888 in advertising expense for the years ended December 31, 2010 and 2009, respectively.

Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss applicable to common shares by the weighted average number of common and common equivalent shares outstanding during the period. For the years ended December 31, 2010 and 2009, there were no potential common equivalent shares used in the calculation of weighted average common shares outstanding as the effect would be anti-dilutive because of the net loss.

Stock-Based Compensation

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

Fair Value of Financial Instruments

The carrying amount of accounts payable, accrued expenses, convertible promissory notes are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Income Taxes

Provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carry forwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustment to the tax provision or benefit in the period of enactment.

Recent Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board ("FASB") issued *Proposed Accounting Standard Update (Topic 450) – Disclosure of Certain Loss Contingencies*. This amendment would lower the current disclosure threshold and broaden the current disclosure requirements to provide adequate and timely information to assist users in assessing the likelihood, potential magnitude, and potential timing (if known) of future cash outflows associated with loss contingencies. For public entities, the new guidance would be effective for fiscal years ending after December 15, 2010, and interim and annual periods in subsequent fiscal years. The Company is currently evaluating the impact of the future adoption of the Update.

There were various other accounting standards and interpretations issued in 2008, 2009 and 2010, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

NOTE 2 – GOING CONCERN

The Company's financial statements for the years ended December 31, 2010 and 2009 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $173,825 for the year ended December 31 2010 and had an accumulated deficit of $676,396 as of December 31, 2010. At December 31, 2010, the Company had a working capital deficit of $675,396.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

To the extent the Company's operations are not sufficient to fund the Company's capital requirements, the Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

NOTE 3 – OTHER ASSETS

Intangible Assets

On June 19, 2009, the Company purchased, pursuant to a Court Order, the machinery, equipment, telephone number, trade name, good will and all other intangible and tangible assets from Cookie Associates, Inc. d/b/a Gimme Jimmy Cookies for cash of $33,000. The Company has booked an asset of $33,000 in connection with this purchase. The equipment and machinery included in the purchase had already been fully depreciated at the time of purchase.

The Company is amortizing the intangible assets over a 10-year period at a rate of $3,300 per year. During the years ended December 31, 2010 and 2009, the Company recognized amortization expenses of $3,300 and $1,650, respectively.

GJC HOLDINGS, INC.
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009
(Unaudited)

NOTE 4 – ADVANCES - RELATED PARTY

During the years ended December 31, 2010 and 2009, Mr. Joe Bartel, an officer, director and shareholder of the Company advance funds of $165,972 and $64,496 to the Company to support operations. Such funds are due on demand. At December 31, 2010 and 2009, the Company owed $565,469 and $500,972 to Mr. Bartel.

NOTE 5 – ADVANCES

During the year ended December 31, 2010, an unrelated third party advance $35,000 to the Company to support operations. The funds are due on demand.

NOTE 6 – NOTES PAYABLE

On April 24, 2009, the Company in exchange for cash of $16,000 entered into a $16,000 secured commercial promissory note, with the parents of Mr. Bartel, an officer, director and shareholder of the Company. The note would not accrue interest, unless in default and then at a rate of 18% per annum. The Company entered into a Security and Pledge Agreement on April 24, 2009, the note is secured by 2.5% of the shares of the Company.

The note has a due date of October 24, 2009 and is currently in default. During the year ended December 31, 2009, a payment of $3,000 was made against the principal and accrued interest. At December 31, 2010, the Company owed $16,170 on the note ($13,528 in principal and accrued interest of $3,171.) The Note is currently in default.

On October 15, 2010, the Company in exchange for cash of $50,000 entered into a $50,000 secured commercial promissory note, with an unrelated third party. The note has an interest payment of $10,000. The Company entered into a Security and Pledge Agreement on October 15, 2010, the note is secured by 10% of the shares of the Company and certain equipment of the Company.

The note has a due date of February 15, 2011 and is currently in default. At December 31, 2010, the Company owed $60,000 on the note ($50,000 in principal and accrued interest of $10,000.) The Note is currently in default.

On October 1, 2010, the Company in exchange for cash of $100,000 entered into a $100,000 secured commercial promissory note, with Mr. Bartel, an officer, director and shareholder of the Company and an unrelated third party. The note accrues interest for the first four months of the note at 20%. The note has a due date of February 1, 2011. The note is currently in default.

NOTE 8 - LEASE

On August 31, 2009, the Company entered into a 2-year lease for the facilities its 5,200 sq. foot operational facilities at a rate of $2,603. The Company does have an option to renew the lease for an additional 2-year period, if it gives notice to the landlord by April 1, 2011. Payments under the life of the lease are as follows:

Period Ended	Amount
8-31-11	$23,224

NOTE 9- SHAREHOLDERS' EQUITY (DEFICIT)

The authorized capital stock of the Company is 10,000,000 shares of preferred stock and 500,000,000 shares of common stock with a $0.001 par value. At December 31, 2010, the Company had 1,000 shares of its common stock issued and outstanding. The Company does not have any preferred shares issued.

During the years ended December 31, 2010 and 2009, the Company did not issue any shares of its common stock.

NOTE 10 – TAXES

The Company is subject to foreign and domestic income taxes. The Company has had no income, and therefore has paid no income tax.

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist entirely of the benefit from net operating loss (NOL) carry-forwards. The NOL carry forwards expire in various years through 2030. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the NOL carry-forwards. NOL carry-forwards may be further limited by a change in company ownership and other provisions of the tax laws.

The Company's deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL Carry-forward Benefit	Valuation Allowance	Net Tax Benefit
December 31, 2010	173,825	(173,825)	-
December 31, 2009	166,193	(166,193)	-

GJC HOLDINGS, INC.
Notes to the Financial Statements
For the Years Ended December 31, 2010 and 2009
(Unaudited)

NOTE 11 – SUBSEQUENT EVENTS

Acquisition

On April 26, 2011, the Company entered into An Acquisition Agreement (the Agreement) with Asiana Dragons, Inc. (Asiana). Asiana is a Delaware Company which has had limited operations over the last year as a holding company.

The Agreement provided for the Company to exchange all of its issued and outstanding restricted shares of common stock to Asian in exchange for 190,000,000 shares of restricted common stock of Asiana, 500,000 shares of restricted shares of Series A Supermajority Preferred stock of Asian and 600,000 shares of restricted Series B Convertible Non-voting Preferred stock of Asiana.

The acquisition is to be accounted for as a reverse recapitalization in which the Company has been determined to be the acquirer for accounting purposes. The accounting rules of recapitalization treat GJC Holdings, Inc. as the acquirer, and accordingly, Income Statement activity prior to April 26, 2011 will only include the results of GJC Holdings, Inc.

ASIANA DRAGONS, INC. AND SUBSIDIARIES

(Formerly GJC Holdings, Inc.)

FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(Unaudited)

GJC HOLDINGS, INC.
BALANCE SHEETS
MARCH 31, 2011 AND DECEMBER 31, 2010
(UNAUDITED)

	March 31, 2011	December 31, 2010
Assets		
Current Assets:		
Cash	$ 3,566	$ -
Total Current Assets	3,566	-
Other assets:		
Intangible assets, net accumulated amortization of $5,775 and $4,950, respectively	27,225	28,050
Total Other Assets	27,225	28,050
Total Assets	$ 30,791	$ 28,050
Liabilities and Stockholders' Deficit		
Current liabilities		
Bank overdraft	$ -	$ 6,082
Accrued liabilities	30,415	29,966
Advances, related party	565,469	565,469
Advances	35,000	35,000
Notes payable	66,929	66,929
Total Current Liabilities	697,813	703,446
Stockholders' Deficit		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		
Common stock, $0.001 par value; 500,000,000 shares authorized, 1,000 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	1	1
Additional paid-in capital	999	999
Deficit	(668,022)	(676,396)
Total Stockholders' Deficit	(667,022)	(675,396)
Total liabilities and stockholders' deficit	$ 30,791	$ 28,050

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(UNAUDTED)

	2011	2010
Sales	$ 104,275	$ 65,198
Cost of Sales	3,647	23,094
Gross Profit	100,628	42,104
Operational expenses:		
General and Administrative	62,152	39,255
Payroll expense	21,377	34,109
Total operational expenses	83,529	73,364
Other Income (Expense):		
Interest expense	8,725	609
	8,725	609
Net loss	$ 8,374	$ (31,869)
Per share information		
Net income (loss) per common share		
Basic	$ 8.37	$ (31.87)
Weighted average number of common stock outstanding	1,000	1,000

See the notes to these financial statements.

GJC HOLDINGS, INC.
STATEMENT OF STOCKHOLDER'S (DEFICIT) EQUITY
FOR THE PERIOD ENDED MARCH 31, 2011
(UNAUDITED)

	Common Stock Number of shares	Amount	Additional paid-in Capital	Accumulated Deficit	Totals
Balance - December 31, 2008	1,000	$ 1	$ 999	$ (336,378)	$ (335,378)
Net loss	-	-	-	(166,193)	(166,193)
Balance - December 31, 2009	1,000	1	999	(502,571)	(501,571)
Net loss	-	-	-	(173,825)	(173,825)
Balance - December 31, 2010	1,000	$ 1	$ 999	$ (676,396)	$ (675,396)
Net income				8,374	8,374
Balance - March 31, 2011	1,000	$ 1	$ 999	$ (668,022)	$ (667,022)

GJC HOLDINGS, INC.
STATEMENT OF CASHFLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

	2011	2010
Cash Flows from Operating Activities:		
Net Loss	$ 8,374	$ (31,869)
Adjustments to reconcile net loss to net cash used		
in operating activities		
Amortization	825	825
Changes in operating assets and liabilities:		
Increase in accrued liabilities	449	600
Net Cash Provided (Used) by Operating Activities	9,648	(30,444)
Cash Flows from Financing Activities:		
Bank overdraft	(6,082)	(5,252)
Proceeds from related party advances	-	35,696
Net Cash Provided by Financing Activities	(6,082)	30,444
Net Increase (decrease) in Cash	3,566	-
Cash and Cash Equivalents - Beginning of Period	-	-
Cash and Cash Equivalents - End of Period	$ 3,566	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest expense	$ 12,212	$ -
Cash paid for income taxes	$ -	$ -

See the notes to these financial statements.

GJC HOLDINGS, INC.

Notes to the Financial Statements
For the Three Months Ended March 31, 2011 and 2010
(Unaudited)

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

GJC Holdings, Inc. ("the Company") was incorporated on March 20, 2008 in the state of Delaware.

The Company offers an extensive range of products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava; biscotti, and much more. Many of these products are available for direct-to-consumer shipping via the company's website, www.gjcookies.com.

The Company's fiscal year end is December 31st. The Company's financial statements are presented on the accrual basis of accounting.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

Revenue Recognition

The Company recognizes revenue when it is earned and expenses are recognized when they occur.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred. The Company incurred $1,115 and $4,310 in advertising expense for the three month periods ended March 31, 2011 and 2010, respectively.

Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss applicable to common shares by the weighted average number of common and common equivalent shares outstanding during the period. For the three month periods ended March 31, 2011 and 2010, there were no potential common equivalent shares used in the calculation of weighted average common shares outstanding as the effect would be anti-dilutive because of the net loss.

Stock-Based Compensation

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

Fair Value of Financial Instruments

The carrying amount of accounts payable, accrued expenses, convertible promissory notes are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Income Taxes

Provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carry forwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustment to the tax provision or benefit in the period of enactment.

Recent Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board ("FASB") issued *Proposed Accounting Standard Update (Topic 450) – Disclosure of Certain Loss Contingencies*. This amendment would lower the current disclosure threshold and broaden the current disclosure requirements to provide adequate and timely information to assist users in assessing the likelihood, potential magnitude, and potential timing (if known) of future cash outflows associated with loss contingencies. For public entities, the new guidance would be effective for fiscal years ending after December 15, 2010, and interim and annual periods in subsequent fiscal years. The Company is currently evaluating the impact of the future adoption of the Update.

There were various other accounting standards and interpretations issued in 2008, 2009 and 2010, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

NOTE 2 – GOING CONCERN

The Company's financial statements for the three month periods ending March 31, 2011 and 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported net income of $8,374 for the three months ended March 31, 2011 and had an accumulated deficit of $668,022 as of March 31, 2011. At March 31, 2011, the Company had a working capital deficit of $694,247.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

To the extent the Company's operations are not sufficient to fund the Company's capital requirements, the Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

NOTE 3 – OTHER ASSETS

Intangible Assets

On June 19, 2009, the Company purchased, pursuant to a Court Order, the machinery, equipment, telephone number, trade name, good will and all other intangible and tangible assets from Cookie Associates, Inc. d/b/a Gimme Jimmy Cookies for cash of $33,000. The Company has booked an asset of $33,000 in connection with this purchase. The equipment and machinery included in the purchase had already been fully depreciated at the time of purchase.

The Company is amortizing the intangible assets over a 10-year period at a rate of $3,300 per year. During the three month periods ended March 31, 2011 and 2010, the Company recognized amortization expenses of $825 and $825, respectively.

NOTE 4 – ADVANCES - RELATED PARTY

During the three month periods ended March 31, 2011 and 2010, Mr. Joe Bartel, an officer, director and shareholder of the Company advance funds of $0 and $35,696 to the Company to support operations. Such funds are due on demand. At March 31, 2011 and December 31, 2010, the Company owed $565,469 to Mr. Bartel.

NOTE 5 – ADVANCES

During 2010, an unrelated third party advance $35,000 to the Company to support operations. The funds are due on demand.

NOTE 6 – NOTES PAYABLE

On April 24, 2009, the Company in exchange for cash of $16,000 entered into a $16,000 secured commercial promissory note, with the parents of Mr. Bartel, an officer, director and shareholder of the Company. The note would not accrue interest, unless in default and then at a rate of 18% per annum. The Company entered into a Security and Pledge Agreement on April 24, 2009, the note is secured by 2.5% of the shares of the Company.

The note has a due date of October 24, 2009 and is currently in default. During the year ended December 31, 2009, a payment of $3,000 was made against the principal and accrued interest. At March 31, 2011, the Company owed $16,771 on the note ($13,529 in principal and accrued interest of $3,242.) The Note is currently in default.

On October 15, 2010, the Company in exchange for cash of $50,000 entered into a $50,000 secured commercial promissory note, with an unrelated third party. The note has an interest payment of $10,000. The Company entered into a Security and Pledge Agreement on October 15, 2010, the note is secured by 10% of the shares of the Company and certain equipment of the Company.

The note had a due date of February 15, 2011 and is currently in default. The Company paid interest of $12,212 during the three months ended March 31, 2011. At March 31, 2011, the Company owed $50,981 on the note ($50,000 in principal and accrued interest of $981.) The Note is currently in default.

On October 1, 2010, the Company in exchange for cash of $100,000 entered into a $100,000 secured commercial promissory note, with Mr. Bartel, an officer, director and shareholder of the Company and an unrelated third party. The note accrues interest at 20%. At March 31, 2011, the Company owed $111,507 on the note ($100,000 in principal and accrued interest of $11,507.) The note had a due date of February 1, 2011. The note is currently in default.

NOTE 8 - LEASE

On August 31, 2009, the Company entered into a 2-year lease for the facilities its 5,200 sq. foot operational facilities at a rate of $2,603. Payments under the life of the lease are as follows:

Period Ended	Amount
8-31-11	$13,015

NOTE 9- SHAREHOLDERS' EQUITY (DEFICIT)

The authorized capital stock of the Company is 10,000,000 shares of preferred stock and 500,000,000 shares of common stock with a $0.001 par value. At March 31, 2011and December 31, 2010, the Company had 1,000 shares of its common stock issued and outstanding. The Company does not have any preferred shares issued.

During the three month period ended March 31, 2011 and the year ended December 31, 2010, the Company did not issue any shares of its common stock.

NOTE 10 – Taxes:

The Company is subject to foreign and domestic income taxes. The Company has had no income, and therefore has paid no income tax.

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist entirely of the benefit from net operating loss (NOL) carry-forwards. The NOL carry forwards expire in various years through 2031. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the NOL carry-forwards. NOL carry-forwards may be further limited by a change in company ownership and other provisions of the tax laws.

The Company's deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

Period Ending	Estimated NOL Carry-forward Benefit	Valuation Allowance	Net Tax Benefit
March 31, 2010	31,869	(31,869)	-
March 31, 2011	-	-	-

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On April 26, 2011, GJC Holdings Inc. (GJC) entered into An Acquisition Agreement (the Agreement) with Asiana Dragons, Inc. (Asiana). Asiana is a Delaware Company which has had limited operations over the last year as a holding company.

The Agreement provided for GJC to exchange all of its issued and outstanding restricted shares of common stock to Asiana in exchange for 190,000,000 shares of restricted common stock of Asiana, 500,000 shares of restricted shares of Series A Supermajority Preferred stock of Asian and 600,000 shares of restricted Series B Convertible Non-voting Preferred stock of Asiana and a promissory note for $150,000.

The acquisition is to be accounted for as a reverse recapitalization in which the Company has been determined to be the acquirer for accounting purposes. The accounting rules of recapitalization treat GJC Holdings, Inc. as the acquirer, and accordingly, Income Statement activity prior to April 26, 2011 will only include the results of GJC Holdings, Inc.

The accompanying unaudited condensed pro forma consolidated balance sheet gives effect to the acquisition as if it had been consummated on December 31, 2010.

The accompanying unaudited condensed pro forma consolidated statements of operations for the three months ended March 31, 2011, gives effect to the acquisition as if it had been consummated on January 1, 2011, respectively.

The unaudited pro forma consolidated financial statements should be read in conjunction with the (unaudited) financial statements of GJC Holdings, Inc. for the years ended December 31, 2011 and 2010 and the three months ended March 31, 2011 and 2010. The unaudited pro forma consolidated financial statements do not purport to be indicative of the financial position or results of operations that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that the Registrant believes are reasonable.

ASIANA DRAGONS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
March 31, 2011
(Unaudited)

	Historical				
ASSETS	Asiana Dragons, Inc.	GJC Holdings, Inc.	Pro forma adjustments		Pro forma consolidated
Cash and cash equivalents	$ 316	$ 3,566	$ (316)	d	$ 3,566
Notes receivables	28,595	-	(28,595)	d	0
Total current assets	28,911	3,566			3,566
Equity Investment	645	-	(645)	d	-
Long term note receivable	6,573	-	(6,573)	d	-
Intangible assets, net of amortization		27,225			27,225
Goodwilll	-	-	-	a,b	-
Total other assets	7,218	27,225			27,225
Total assets	$ 36,129	$ 30,791			$ 30,791
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY					
Accounts payable	$ 14,165	$ -	(14,165)	d	$ -
Accounts payable - related parties	46,334	30,415	(46,334)	d	30,415
Accrued liabilities	180,000	-	(180,000)	d	-
Advances - related party	6,300	565,469	(6,300)	d	565,469
Advances	-	35,000			35,000
Notes payable	-	66,929	150,000	a	216,929
Total current liabilities	246,799	697,813			847,813
Series A preferred stock			500,000	a	500,000
Series B preferred stock			600,000	a	600,000
Common stock	1,805	1	18,999	a	20,805
Additional paid in capital	5,377,768	999	(5,590,242)	a,c	(211,475)
Accumulated deficit	(5,590,243)	(668,022)	4,531,913	a,b,c, d	(1,726,352)
Total stockholders' (deficit) equity	(210,670)	(667,022)			(817,022)
Total liabilities and stockholders' (deficit) equity	$ 36,129	$ 30,791			$ 30,791

ASIANA DRAGONS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Unaudited)

	Historical			
	Asiana Dragons, Inc.	GJC Holdings, Inc.	Pro forma adjustments	Pro forma consolidated
Revenues	$ -	$ 104,275		$ 104,275
Direct Costs	-	3,647		3,647
Gross profit	-	100,628		100,628
Operating expenses:				
Administrative expense	7,847	62,152		69,999
Payroll expense	30,000	21,377		51,377
Total operating expenses	37,847	83,529		121,376
Loss from operations	(37,847)	17,099		(20,748)
Other income:				
Non-recurring gain on disposal of assets and liabilities	-	-	210,670 d	210,670
Other expense	-	(8,725)		(8,725)
	-	(8,725)		201,945
Deferred income taxes	-	-		-
Net loss	$ (37,847)	$ 8,374		$ 181,197
Basic and diluted net loss per common share	$ *	$ 8.37		$ 0.00
Weighted average number of common shares outstanding	17,848,563	1,000	190,000,000 a	207,848,563

* Less than $0.01 per share

ASIANA DRAGONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AND STATEMENTS OF OPERATIONS BALANCE SHEET AS OF MARCH 31, 2011 AND STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 (Unaudited)

(a) This entry is recorded to record the reverse merger accounting of the acquisition of GJC Holdings, Inc. by Asiana Dragons, Inc. including the issuance of common stock, Series A and B Preferred Stock and a $150,000 Promissory Note.

In order to effect the acquisitions, Asiana Dragons issued 190,000,000 shares of its common stock, 500,000 shares of its Series A Preferred Stock, 600,000 shares of its Series B Preferred Stock and a Promissory Note for $150,000 to the shareholder of GJC Holdings, Inc. in exchange for all the issued and outstanding shares of common stock of GJC Holdings, Inc.

The Company has accounted for the purchase as a reverse merger with GJC Holdings, Inc. being considered the acquirer for accounting purposes.

Asiana's Par Value: $0.0001

Value of Asiana Common Shares at 3-31-11 $0.001	19,000	
Value of Asiana Preferred A Shares, $1.00	500,000	
Value of Asiana Preferred B Shares, $1.00	600,000	
Promissory Note	150,000	
Total Purchase Price		1,269,000
Value of GJC Holdings		
Book Value of GJC Assets	30,791	
Book Value of GJC Liaabilities	(697,813)	
Net BookValue of GJC Holdings		667,022
GOODWILL		1,936,022

(b) This entry is to record a full impairment to goodwill recognized in the transaction.

(c) This entry is to reflect the recapitalization of the Company.

(d) This entry is to reflect the disposal of the assets and liabilities held by subsidiaries of Asiana Dragons, Inc. that were spun off as part of the transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company has incurred net losses of $173,825 and $166,193 during the years ended December 31, 2010 and 2009. During the three months ended March 31, 2011, we incurred net income of $8,374. Our history of net losses has been a result of low sales combined with the high general and administrative expenses. The Company, as it progresses is taking those steps it can to run the administrative activities of the Company in a cost-effective as possible. Such as, the Company's officers not taking salaries.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

We have had a history of net losses which has been a result of not only our inability of our lack funding, but also by our reorganization activities. It is anticipated that with such reorganization activities completed that our management will able to focus on those marketing activities necessary to increase or sales.

Our quarterly results experience seasonal fluctuations. The Thanksgiving through Valentine holiday season, which falls within fourth and first fiscal quarters, generates the highest proportion of GJC's annual revenues. In addition, as the result of a number of major gifting occasions, including Mother's Day and Administrative Professionals Week, revenues will also potentially rise during the Company's second fiscal quarter. Finally, results during the Company's third fiscal quarter are negatively impacted by the lack of major gift-giving holidays, and the disproportionate amount of overhead incurred during this slow period.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 59.23%.

What is the anticipated gross margin for next year of operations? Approximately ____%.
If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: 0%.
Domestic government sales as a percent of total domestic sales for last fiscal year: 100%.
Explain the nature of these sales, including any anticipated changes:

Our revenues are generated through the sale of GJC's extensive range of bakery products, including many varieties of cookies and cupcakes; specialty cakes and pastries; baklava and biscotti.

Our quarterly results experience seasonal fluctuations. The Thanksgiving through Valentine holiday season, which falls within fourth and first fiscal quarters, generates the highest proportion of GJC's annual revenues. In addition, as the result of a number of major gifting occasions, including Mother's Day and Administrative Professionals Week, revenues will also potentially rise during the Company's second fiscal quarter. Finally, results during the Company's third fiscal quarter are negatively impacted by the lack of major gift-giving holidays, and the disproportionate amount of overhead incurred during this slow period.

PART III — EXHIBITS

Item 1. Index to Exhibits and Item 2. Description of Exhibits

The following is a complete list of exhibits filed as part of this Form 1-A.

(b)

Exhibit No.	Description
1.1	Investment Agreement, dated April 5, 2011 by and between Asiana Dragons, Inc. and Kodiak Capital Group, LLC*
2.1	Articles of Incorporation of Asiana Dragons, Inc.*
2.2	By-Laws of Asiana Dragons, Inc.*
3.1	Certificate of Designation of Series A Preferred Stock of Asiana Dragons, Inc.*
3.2	Certificate of Designation of Series B Preferred Convertible Stock, 15% Annual Cumulative Annual Dividend of Asiana Dragons, Inc.*
4	*Form of Subscription Agreement – Not Applicable*
5	*Voting Trust Agreement - Not Applicable*
6	*Material Contracts - Not Applicable*
7	*Material Foreign Patents - Not Applicable*
8.1	Acquisition Agreement, dated as of May __, 2011, By and Among Asiana Dragons, Inc. and GJC Holdings, Inc. and Its Shareholders*
9	*Escrow Agreement – Not Applicable*
10.1	Consent and Certification of the Underwriter*
11.1	Opinion of Legal Counsel*
12	*Sales Material – Not Applicable*
13	*"Test the Water" Material – Not Applicable*
14	*Appointment of Agent for Service of Process – Not Applicable*
15	*Not Applicable*

*Filed herewith.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aurora, State of Colorado, on June 6 2011.

ASIANA DRAGONS, INC.
(ISSUER)



By: Redgie Green, Chief Executive Officer and Chief Accounting Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

June 3, 2011



By: Joe Bartel, Chairman and Director

June 6, 2011



By: Redgie Green, Chief Executive Officer, Chief Accounting Officer and Director

EXHIBIT 1.1

Investment Agreement By and Between

Kodiak Capital Group, LLC and Asiana Dragons, Inc.

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT (hereinafter referred to as the "Agreement"), dated as of April 5, 2011 ("Effective Date") by and between

Asiana Dragons, Inc., a Delaware corporation (hereinafter referred to as the "Company"),

and

Kodiak Capital Group, LLC, a Delaware limited liability company (hereinafter referred to as the "Investor").

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to five million dollars ($5,000,000) to purchase the Company's Common Stock, par value $0.001 per share; and

WHEREAS, such investments will be made in reliance upon the provisions of Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act"), or Regulation A, and the rules and regulations promulgated thereunder, or any combination thereof, or upon such other exemption from the registration requirements of the 1933 Act as may be available with respect to any or all of the investments in Common Stock to be made hereunder; and

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION 1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"**1933 Act**" shall have the meaning set forth in the preamble of this agreement.

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as it may be amended.

"**Affiliate**" shall have the meaning specified in Section 5(H), below.

"**Agreement**" shall mean this Investment Agreement.

"**Best Bid**" shall mean the lowest posted closing bid price of the Common Stock during a given period of time.

"**By-laws**" shall have the meaning specified in Section 4(C).

"**Certificate of Incorporation**" shall have the meaning specified in Section 4(C).

"**Closing**" shall have the meaning specified in Section 2(G).

"**Closing Date**" shall mean no more than seven (7) Trading Days following the Put Notice Date.

"**Fee**" shall mean a fee that the Company agrees to pay to Investor equal to five (5%) percent of the Facility Amount, whereby the Commitment Fee is payable in cash on the initial Closing Date.

"**Commitment Shares**" shall mean 1,666,666 shares of newly issued restricted securities that the Company agrees to issue to Investor.

"**Common Stock**" shall mean the shares of the Company's Common Stock, par value $0.001 per share, that are newly issued under Regulation A.

"**Control**" or "**Controls**" shall have the meaning specified in Section 5(H).

"**Document Preparation Fee**" shall mean a cash fee of $17,500 that the Company agrees to pay to Investor on the initial Closing Date.

"**Effective Date**" shall mean the date the Investor and Company execute the Agreement.

"**Environmental Laws**" shall have the meaning specified in Section 4(M).

"**Equity Line Transaction Documents**" shall mean this Agreement.

"**Execution Date**" shall mean the date indicated in the preamble to this Agreement.

"**Facility Amount**" shall have the meaning specified in Section 2(A).

"**Indemnities**" shall have the meaning specified in Section 11.

"**Indemnified Liabilities**" shall have the meaning specified in Section 11.

"**Investor**" shall have the meaning indicated in the preamble of this Agreement.

"**Material Adverse Effect**" shall have the meaning specified in Section 4(A).

"**Maximum Common Stock Issuance**" shall have the meaning specified in Section 2(H).

"**Open Market Adjustment Amount**" shall have the meaning specified in Section 2(I).

"**Open Market Purchase**" shall have the meaning specified in Section 2(I)

"**Open Market Share Purchase**" shall have the meaning specified in Section 2(I).

"**Open Period**" shall mean the period beginning on and including the Trading Day immediately following the Effective Date and ending on the earlier to occur of **(i)** the date which is twelve months (12) months from the Effective Date; or **(ii)** termination of the Agreement in accordance with Section 9, below.

"**Pricing Period**" shall mean the period beginning on the Put Notice Date and ending on and including the date that is five (5) Trading Days after such Put Notice Date.

"**Principal Market**" shall mean the American Stock Exchange, Inc., the NASDAQ National Market System, the NASDAQ SmallCap Market and the Pink OTC Markets, Inc.; whichever is the principal market on which the Common Stock is listed.

"**Purchase Amount**" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"**Purchase Price**" shall mean ninety three (93%) of the lowest closing Best Bid price of the Common Stock during the Pricing Period.

"**Put**" shall have the meaning set forth in Section 2(B)(1) hereof.

"**Put Amount**" shall have the meaning set forth in Section 2(B)(1) hereof.

"**Put Notice**" shall mean a written notice sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"**Put Notice Date**" shall mean the Trading Day, as set forth below, immediately following the day on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on **(a)** the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:00 am Eastern Time, or **(b)** the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:00 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"**Put Restriction**" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"**Put Shares Due**" shall have the meaning specified in Section 2(I).

"**Regulation A**" means Regulation A promulgated under the 1933 Act.

"**Related Party**" shall have the meaning specified in Section 5(H).

"**Resolution**" shall have the meaning specified in Section 8(E).

"**SEC**" shall mean the U.S. Securities & Exchange Commission.

"**Securities**" shall mean the shares of Common Stock issued pursuant to the terms of the Agreement.

"**Shares**" shall mean the shares of the Company's Common Stock that will be newly issued Securities under Regulation A.

"**Subsidiaries**" shall have the meaning specified in Section 4(A).

"**Trading Day**" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

SECTION 2. PURCHASE AND SALE OF COMMON STOCK.

(A) PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of five million dollars ($5,000,000) (the "Facility Amount").

(B) DELIVERY OF PUT NOTICES. Subject to the terms and conditions of the Equity Line Transaction Documents, and from time to time during the Open Period, the Company may, in its sole discretion, deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit A and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be equal to, at the Company's election, either: (A) Two Hundred percent (200%) of the average daily volume (U.S. market only) of the Common Stock for the three (3) Trading Days prior to the applicable Put Notice Date, multiplied by the average of the three (3) daily closing bid prices immediately preceding the Put Date, or (B) two million five hundred thousand dollars ($2,500,000). During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed. The Purchase Price for the Common Stock identified in the Put Notice shall be equal to ninety three percent (93%) of the lowest closing Best Bid price of the Common Stock during the Pricing Period.

(C) RESERVED.

(D) RESERVED

(E) CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2(G)) unless each of the following conditions are satisfied:

(I) RESERVED

(II) at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been listed on the Principal Market and shall not have been suspended from trading thereon for a period of two (2) consecutive Trading Days during the Open Period and the Company shall not have been notified of any pending or threatened proceeding or other action to suspend the trading of the Common Stock;

(III) the Company has complied with its obligations and is otherwise not in breach of or in default under, this Agreement or any other agreement executed in connection herewith which has not been cured prior to delivery of the Investor's Put Notice Date;

(IV) no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and

(V) the issuance of the Securities will not violate any shareholder approval requirements of the Principal Market.

If any of the events described in clauses (I) through (V) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice.

(F) RESERVED.

(G) MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2(E), Section7 and Section 8, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than seven (7) Trading Days following the applicable Put Notice Date (each a "Closing Date"). On each Closing Date, (I) the Company shall deliver to the Investor pursuant to this Agreement, certificates representing the Shares to be issued to the Investor on such date and registered in the name of the Investor or, if the Company's transfer agent is a participant in the Deposit Withdrawal Agent Commission ("DWAC") system of DTC, the Company shall cause its transfer agent to electronically transmit the Securities by crediting the account of the Investor's prime broker (as specified by the Investor within a reasonable period in advance of the Investor's notice); and (II) the Investor shall deliver to the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2(B).

The Company understands that a delay in the issuance of Securities beyond the Closing Date could result in economic damage to the Investor. After the Effective Date, as compensation to the Investor for such loss, the Company agrees to make late payments to the Investor for late issuance of Securities (delivery of Securities after the applicable Closing Date) in accordance with the following schedule (where "No. of Days Late" is defined as the number of trading days beyond the Closing Date, with the Amounts being cumulative.):

NO. OF DAYS LATE	LATE PAYMENT FOR EACH $10,000 WORTH OF COMMON STOCK
1	$100
2	$200
3	$300
4	$400
5	$500
6	$600
7	$700
8	$800
9	$900
10	$1,000
Over 10	$1,000 + $200 for each Business Day late beyond 10 days

The Company shall make any payments incurred under this Section in immediately available funds upon demand by the Investor. Nothing herein shall limit the Investor's right to pursue actual damages for the Company's failure to issue and deliver the Securities to the Investor, except that such late payments shall offset any such actual damages incurred by the Investor, and any Open Market Adjustment Amount, as set forth below.

(H) OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2(H).

(I) ADDITIONAL PENALTIES. If, by the third (3rd) business day after the Closing Date, the Company fails to deliver any portion of the shares of the Put to the Investor (the "Put Shares Due") and the Investor purchases, in an open market transaction or otherwise, shares of Common Stock necessary to make delivery of shares which would have been delivered if the full amount of the shares to be delivered to the Investor by the Company (the "Open Market Share Purchase") , then the Company shall pay to the Investor, in addition to any other amounts due to Investor pursuant to the Put, and not in lieu thereof, the Open Market Adjustment Amount (as defined below). The "Open Market Adjustment Amount" is the amount equal to the excess, if any, of (x) the Investor's total purchase price (including brokerage commissions, if any) for the Open Market Share Purchase minus (y) the net proceeds (after brokerage commissions, if any) received by the Investor from the sale of the Put Shares Due. The Company shall pay the Open Market Adjustment Amount to the Investor in immediately available funds within five (5) business days of written demand by the Investor. By way of illustration and not in limitation of the foregoing, if the Investor purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover an Open Market Purchase with respect to shares of Common Stock it sold for net proceeds of $10,000, the Open Market Purchase Adjustment Amount which the Company will be required to pay to the Investor will be $1,000.

(J) LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 9.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-1(j) of the 1934 Act.

SECTION 3. INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS.

The Investor represents and warrants to the Company, and covenants, that:

(A) SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks of an investment in the Securities and making an informed investment decision; (II) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

(B) AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(C) SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's common stock during the term of this Agreement.

(D) ACCREDITED INVESTOR. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

(E) NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not result in a violation of Limited Liability Company Operating Agreement or other organizational documents of the Investor.

(F) OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management.

(G) INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act (or pursuant to an exemption from such registration provisions).

(H) NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

(I) GOOD STANDING. The Investor is a Limited Liability Company, duly organized, validly existing and in good standing in the State of Delaware.

(J) TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

(K) REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth in the Schedules attached hereto, or as disclosed in the SEC Documents, the Company represents and warrants to the Investor that:

(A) ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware USA and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns or controls ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Equity Line Transaction Documents (as defined in Section 1 and 4(B), below).

(B) AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS.

(I) The Company has the requisite corporate power and authority to enter into and perform this Agreement (together with the Schedules and Exhibits hereto, the "Equity Line Transaction Documents"), and to issue the Securities in accordance with the terms hereof and thereof.

(II) The execution and delivery of the Equity Line Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders.

(III) The Equity Line Transaction Documents have been duly and validly executed and delivered by the Company.

(IV) The Equity Line Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

(C) CAPITALIZATION.

(I) No shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

(II) There are no outstanding debt securities;

(III) There are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries;

(IV) There are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

(V) There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

(VI) The Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and

(VII) There is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished to the Investor, or the Investor has had access through EDGAR to, true and correct copies of the Company's Amended and Restated Certificate of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

(D) ISSUANCE OF SHARES. The Company has reserved 10,000,000 shares for issuance pursuant to this Agreement, which have been duly authorized and reserved for issuance (subject to adjustment pursuant to the Company's covenant set forth in Section 5(F) below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot reserve a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use its best efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

(E) NO CONFLICTS. The execution, delivery and performance of the Equity Line Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not: (I) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (II) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Except as disclosed in Schedule 4(e), neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by-laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have or constitute a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Equity Line Transaction Documents in accordance with the terms hereof or thereof. All consents, authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof. Except as disclosed in Schedule 4(e), the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

(F) RESERVED.

(G) ABSENCE OF CERTAIN CHANGES. The Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

(H) ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

(I) ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Equity Line Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Equity Line Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Equity Line Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(J) NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. As of the date hereof, no event, liability, development or circumstance has occurred or exists, or to the Company's knowledge is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

(K) EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

(L) INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

(M) ENVIRONMENTAL LAWS. The Company and its Subsidiaries (I) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (II) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (III) are in compliance, to the knowledge of the management and directors of the Company, with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

(N) TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(O) INSURANCE. Each of the Company's Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(P) REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

(Q) RESERVED

(R) RESERVED

(S) TAX STATUS. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(T) CERTAIN TRANSACTIONS. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(U) DILUTIVE EFFECT. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Equity Line Transaction Documents, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(V) LOCK-UP. The Company shall cause its officers, insiders, directors, and affiliates or other related parties under control of the Company, to refrain from buying and/or selling Common Stock during each Pricing Period.

(W) NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

(X) NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. No brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement, except as otherwise disclosed in this Agreement.

SECTION 5. COVENANTS OF THE COMPANY

(A) BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Section 7 of this Agreement.

(B) BLUE SKY. The Company shall, at its sole cost and expense, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary to qualify the Securities for, or obtain exemption for the Securities for, sale to the Investor at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of such states of the United States, as reasonably specified by the Investor, and shall provide evidence of any such action so taken to the Investor on or prior to the Closing Date.

(C) RESERVED

(D) USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Equity Line Transaction Documents) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

(E) FINANCIAL AND OTHER INFORMATION. During the Open Period, the Company agrees to make available to the Investor via electronic means copies of all documents filed with, and all correspondence sent to, the SEC, the Principal Market, any securities exchange or market, or FINRA, unless such information is material nonpublic information.

(F) RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5(F), the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

(G) LISTING. The Company shall promptly secure and maintain the listing of all of the Securities on the Principal Market and each other national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance) and shall maintain, such listing of all Securities from time to time issuable under the terms of the Equity Line Transaction Documents. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market (excluding suspensions of not more than one (1) trading day resulting from business announcements by the Company). The Company shall promptly provide to the Investor copies of any notices it receives from the Principal Market regarding the continued eligibility of the Common Stock for listing on such automated quotation system or securities exchange. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(G).

(H) TRANSACTIONS WITH AFFILIATES. During the Open Period, the Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (I) customary employment arrangements and benefit programs on reasonable terms, (II) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (III) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (I) has a 5% or more equity interest in that person or entity, (II) has 5% or more common ownership with that person or entity, (III) controls that person or entity, or (IV) is under common control with that person or entity. "Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

(I) RESERVED.

(J) CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company so long as the Investor is a record holder or non-objecting beneficial owner (i.e. a NOBO) of Securities purchased under this Agreement.

(K) NOTICE OF CERTAIN EVENTS AFFECTING SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a prospectus in respect of an offering of the Securities: (I) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Regulation A for amendments or supplements to the prospectus; (II) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Regulation A or the initiation of any proceedings for that purpose; (III) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (IV) the happening of any event that makes any statement made in such prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the prospectus or documents so that, in the case of a prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5(K).

(L) RESERVED.

(M) TRANSFER AGENT. On the Trading Day immediately following the last Trading Day of the Pricing Period, the Company shall deliver instructions to its transfer agent to issue Shares to the Investor that are covered for resale under Regulation A.

(N) ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION 6. RESERVED

SECTION 7. CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL.

The obligation hereunder of the Company to issue and sell the Securities to the Investor is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

(A) The Investor shall have executed this Agreement and delivered the same to the Company.

(B) The Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit B). After receipt of confirmation of delivery of such Securities to the Investor, the Investor, by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company will disburse the funds constituting the Purchase Amount.

(C) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(D) The Company shall not have revoked the applicable Put Notice.

SECTION 8. FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE.

The obligation of the Investor hereunder to purchase Shares is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

(A) The Company shall have executed the Equity Line Transaction Documents and delivered the same to the Investor.

(B) The Common Stock shall be authorized for quotation on the Principal Market and trading in the Common Stock shall not have been suspended by the Principal Market or the SEC, at any time beginning on the date hereof and through and including the respective Closing Date (excluding suspensions of not more than one (1) Trading Day resulting from business announcements by the Company, provided that such suspensions occur prior to the Company's delivery of the Put Notice related to such Closing).

(C) The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Closing Date as though made at that time and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Equity Line Transaction Documents to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4(C) above.

(D) The Company shall have executed and delivered to the Investor the certificates representing, or have executed electronic book-entry transfer of, the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

(E) The Board of Directors of the Company shall have adopted resolutions consistent with Section 4(B)(II) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

(F) RESERVED

(G) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(H) RESERVED

(I) At the time of each Closing, any Offering Circular (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the Offering Circular.

(J) If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2(H) or the Company shall have obtained appropriate approval pursuant to the requirements of the State of Delaware and the Company's Certificate of Incorporation and By-laws.

(K) The conditions to such Closing set forth in Section 2(E) shall have been satisfied on or before such Closing Date.

(L) The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION 9. TERMINATION.

A. This Agreement shall terminate upon any of the following events:

(I) when the Investor has purchased an aggregate of five million dollars ($5,000,000) in the Common Stock of the Company pursuant to this Agreement; or,

(II) on the date which is twelve (12) months after the Effective Date; or,

(III) upon written notice of the Company to the Investor. Any and all shares, or penalties, if any, due under this Agreement shall be immediately payable and due upon termination of this Agreement.

B. This Agreement may terminate upon any of the following events:

(I) Termination for Default. In the event that either party commits a material breach of its obligations hereunder, the other party may, at its option, terminate this Agreement by written notice of termination specifying such material breach; provided, however, that if such default is subject to cure, then such notice shall be subject to a twenty (20) day cure period from the date thereof, and if the defaulting party cures such default prior to expiration of such period, termination shall not take place.

(II) Termination for Insolvency. Either party hereto may, at its option, upon five (5) days written notice, terminate this Agreement should the other party hereto (i) admit in writing its inability to pay its debts generally as they become due; (ii) make a general assignment for the benefit of creditors; (iii) institute proceedings to be adjudicated a voluntary bankrupt, or consent to the filing of a petition of bankruptcy against it; (iv) be adjudicated by a court of competent jurisdiction as being bankrupt or insolvent; (v) seek reorganization under any bankruptcy act, or consent to the filing of a petition seeking such reorganization, or (vi) have a decree entered against it by a court of competent jurisdiction appointing a receiver, liquidator, trustee or assignee in bankruptcy or in insolvency covering all or substantially all of such party's property or providing for the liquidation of such party's property or business affairs.

SECTION 10. SUSPENSION

This Agreement shall be suspended upon any of the following events, and shall remain suspended until such event is rectified:

(I) the trading of the Common Stock is suspended by the SEC, the Principal Market or FINRA for a period of two (2) consecutive Trading Days during the Open Period; or,

(II) The Common Stock ceases to be listed or traded on the Principal Market. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION 11. INDEMNIFICATION.

In consideration of the parties mutual obligations set forth in the Transaction Documents, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any material misrepresentation or material breach of any representation or warranty made by the Indemnitor or any other certificate, instrument or document contemplated hereby or thereby; (II) any material breach of any covenant, agreement or obligation of the Indemnitor contained in the Equity Line Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Equity Line Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, except insofar as any such material misrepresentation, material breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any Offering Circular or amendments thereto. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to. In no event shall the Company be liable for Indemnified Liabilities in excess of the aggregate Purchase Price of Securities purchased by the Investor hereunder.

SECTION 12. GOVERNING LAW; VENUE; LEGAL FEES.

(A) GOVERNING LAW; VENUE. This Agreement shall be governed by the laws of the State of New York without regard to any conflict of laws principles. Any legal action brought under this Agreement shall be brought in the state or Federal courts located in the Borough of Manhattan, City of New York, New York.

(B) LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Equity Line Transaction Documents, each party shall pay the fees and expenses of its own advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities.

(C) COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(D) HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

(E) SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(F) ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the final agreement between the Company and the Investor with respect to the terms and conditions set forth herein and supersedes and replaces all prior agreements between the Company and the Investor with respect to the subject matter hereof. The terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Equity Line Transaction Documents shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

(G) NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Asiana Dragons, Inc.
c/o Joseph Bartel
1700 Prospect Street
Sarasota, FL 34239
941.951.3979 Phone
973.843.1331 Fax

If to the Investor:

Kodiak Capital Group, LLC
One Columbus Place
25th Floor
New York, NY 10019
212.262.2600 Phone
212.262.2601 Facsimile

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

(H) NO ASSIGNMENT. This Agreement may not be assigned by either party without the prior written consent of the other party.

(I) NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

(J) SURVIVAL. The representations and warranties of the Company and the Investor contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4 and 5, and the indemnification provisions set forth in Section 11, shall survive each of the Closings and the termination of this Agreement for a period of one year.

(K) PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Equity Line Transaction Documents may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the 1933 Act or the 1934 Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

(L) FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(M) COMMITMENT FEES; OTHER FEES RELATED TO THE TRANSACTION. In addition to the shares to be issued pursuant to the Facility Amount, the Company agrees to:

(I) issue Investor Commitment Shares equal to 1,666,666 shares of newly issued restricted securities, whereby the Commitment Shares are payable on the execution of the Agreement; and,

(II) pay Investor a Commitment Fee equal to five (5%) percent of the Facility Amount, whereby the Commitment Fee is payable in cash on the initial Closing Date; and,

(III) pay Investor a Document Preparation Fee equal to $17,500, whereby the Document Preparation Fee is payable in cash on the initial Closing Date.

(N) NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it. The normal rule that ambiguities shall be interpreted against the drafting party shall not apply in the instant case.

(O) REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and all documents associated with this Agreement and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorneys fees and costs, and to exercise all other rights granted by law.

(P) PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or the Investor enforces or exercises its rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(Q) PRICING OF COMMON STOCK. For purposes of this Agreement, the lowest closing Best Bid price of the Common Stock shall be as reported on Bloomberg.

SECTION 13. NON-DISCLOSURE OF NON-PUBLIC INFORMATION.

(a) The Company shall not disclose non-public information to the Investor.

(b) Nothing herein shall require the Company to disclose non-public information to the Investor, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 14 ACKNOWLEDGEMENTS OF THE PARTIES.

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following:

(i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's common stock at any time during this Agreement;

(ii) RESERVED;

(iii) the Company has not and shall not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information;

(iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

SIGNATURE PAGE OF INVESTMENT AGREEMENT

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

KODIAK CAPITAL GROUP, LLC



By: ______________________
Ryan C. Hodson, Managing Director

ASIANA DRAGONS, INC.



By: ______________________
Joseph Bartel, Director

LIST OF EXHIBITS

EXHIBIT B

Date:

RE: Put Notice Number __

Dear Mr. Hodson,

This is to inform you that as of today, ________________________________, a Delaware corporation (the "Company"), hereby elects to exercise its right pursuant to the Investment Agreement to require Kodiak Capital Group, LLC to purchase shares of its common stock. The Company hereby certifies that:

The amount of this put is $__________.

The Pricing Period runs from ________ until _______.

The current number of shares issued and outstanding as of the Company are:

The number of shares currently available for issuance under the Equity Line Transaction Documents is:

____

Regards,

____

{00006735 }

EXHIBIT C

PUT SETTLEMENT SHEET

Date:

Dear Mr. _________,

Pursuant to the Put given by ___________________ to Kodiak Capital Group, LLC on ________________ we are now submitting the amount of common shares for you to issue to Kodiak.

Please have a certificate bearing no restrictive legend totaling _________ shares issued to Kodiak Capital Group, LLC immediately and send via DWAC to the following account:

XXXXXXXXXXXXXXXXXX

Once these shares are received by us, we will have the funds wired to the Company.

Regards,

Ryan C. Hodson

DATE	PRICE
Date of Day 1	Closing Bid of Day 1
Date of Day 2	Closing Bid of Day 2
Date of Day 3	Closing Bid of Day 3
Date of Day 4	Closing Bid of Day 4
Date of Day 5	Closing Bid of Day 5

LOWEST 1 (ONE) CLOSING BID IN PRICING PERIOD

PUT AMOUNT

AMOUNT WIRED TO COMPANY

PURCHASE PRICE

AMOUNT OF SHARES DUE ------------

The undersigned has completed this Put as of this ___th day of _________, 2011.

____

____

LIST OF SCHEDULES

SCHEDULE 4(a) SUBSIDIARIES

SCHEDULE 4(c) CAPITALIZATION

SCHEDULE 4(e) CONFLICTS

SCHEDULE 4(g) MATERIAL CHANGES

SCHEDULE 4(h) LITIGATION

SCHEDULE 4(l) INTELLECTUAL PROPERTY

SCHEDULE 4(n) LIENS

SCHEDULE 4(t) CERTAIN TRANSACTIONS

SCHEDULE 4(a) SUBSIDIARIES
SCHEDULE 4(c) CAPITALIZATION
SCHEDULE 4(e) CONFLICTS
SCHEDULE 4(g) MATERIAL CHANGES
SCHEDULE 4(h) LITIGATION
SCHEDULE 4(l) INTELLECTUAL PROPERTY
SCHEDULE 4(n) LIENS
SCHEDULE 4(t) CERTAIN TRANSACTIONS

EXHIBIT 2.1

State of Delaware Certificate of Incorporation A Stock Corporation

And

Certificate of Amendment to the Certificate of Incorporation

of Asiana Dragons, Inc.

**CERTIFICATE OF AMENDMENT TO
THE CERTIFICATE OF INCORPORATION
OF ASIANA DRAGONS, INC.**

ASIANA DRAGONS, INC. (the "Corporation"), a corporation organized and existing under ad by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

1. The name of the Corporation is Asiana Dragons, Inc. The Corporation was originally incorporated under the name Dragon Tel Holding, Inc. The Certificate of Incorporation for Dragon Tel Holding, Inc. was filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 22, 2009. The name was changed to Asiana Dragons, Inc. by Certificate of Amendment on October 16, 2009.

2. Pursuant to a meeting of the Board of Directors of the Corporation, the Corporation adopted a resolution setting forth Amendments A and B to the Certificate of Incorporation of the Corporation, requiring the proposed Amendment to the Certificate of Incorporation to be submitted to the stockholders of the Corporation for their approval as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended as to Article FOURTH, as follows:

Article FOURTH of the Certificate of Incorporation filed September 22, 2009 is hereby deleted and substituted therefore as the following:

(A) Reverse Split. Each share of issued and outstanding Common Stock as of April 10, 2010, is reverse split on a one for twelve basis such that each old share represents 1/12 of a new share. A surrender of the old share certificate is required to be made by each shareholder, and the stockholders records will be automatically adjusted to reflect the reverse split. The new split adjusted share certificates will be transmitted to the shareholders of record when old certificates are sent into the transfer agent. Fractional shares will be rounded up to the nearest whole share.

(B) The total number of shares of stock which the Corporation shall have authority to issue is Five Hundred Million (500,000.000); Four Hundred Ninety Five million shares (495,000,000) of which *are* designated as common shares, $0.0001 par value per share and 5,000,000 of which are designated as Preferred stock, $0.0001 par value, which may be subdivided into various classes or series with Rights, Privileges and Preferences to be hereafter be determined and designated by the Board of Directors.

3. Thereafter, the proposed Amendment to the Certificate of Incorporation of the Corporation was approved by the written consent of the holders of a majority of the outstanding shares of stock of the Corporation entitled to vote thereon in lieu of a special meeting of stockholders called in accordance with Section 222 of the DGCL on February 26, 2010.

4. This Amendment to the Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the DGCL.

*State of Delaware
Secretary of State
Division of Corporations
Delivered 02:34 PM 03/18/2010
FILED 02:34 PM 03/18/2010
SRV 100293926 - 4733461 FILE*

5. The text of the Amendment to the Certificate of Incorporation of the Corporation is hereby amended to read as follows:

Article FOURTH of the Certificate of Incorporation filed September 22, 2009 is hereby deleted and substituted therefore as the following:

(A) Reverse Split. Each share of issued and outstanding Common Stock as of April 10, 2010, is reverse split on a one for twelve basis such that each old share represents 1/12 of a new share. A surrender of the old share certificate is required to be made by each shareholder, and the stockholders records will be automatically adjusted to reflect the reverse split. The new split adjusted share certificates will be transmitted to the shareholders of record when old certificates are sent into the transfer agent. Fractional shares will be rounded up to the nearest whole share.

(B) Share Authorization. The total number of shares of stock which the Corporation shall have authority to issue is Five Hundred Million (500,000.000); Four Hundred Ninety Five million shares (495,000,000) of which *are* designated as common shares, $0.0001 par value per share and 5,000,000 of which are designated as Preferred stock, $0.0001 par value, which may be subdivided into various classes or series with Rights, Privileges and Preferences to be hereafter be determined and designated by the Board of Directors.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed this 18th day of March, 2010.



George E. Harris
Director and CFO

FROM : FAX NO. : Sep. 22 2009 12:05PM

Delaware
Secretary of State
Division of Corporations
Delivered 01:05 PM 09/22/2009
FILED 01:05 PM 09/22/2009
SRV 090874904 - 4733461 FILE

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

First: The name of this Corporation is DRAGON TEL HOLDING, INC.

Second: Its registered office in the State of Delaware is to be located at 1201 Orange Street, Suite 600, One Commerce Center in the City of Wilmington, County of New Castle, Zip Code: 19801. The registered agent in charge thereof is Agents and Corporations, Inc. in the county of New Castle.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The total number of shares of stock which the Corporation shall have authority to issue is Five Hundred Million (500,000,000); Four Hundred Ninety Five million shares (495,000,000) of which are designated as common shares, $0.0001 par value per share and 5,000,000 of which are designated as Preferred stock, $0.0001 par value, which may be subdivided into various classes or series with Rights, Privileges and Preferences to be hereafter be determined and designated by the Board of Directors.

Fifth: The name and mailing address of the incorporator are as follows:
Name: Michael A. Littman
Mailing Address: 7609 Ralston Road, Arvada, CO 80002

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 22nd day of September, 2009.

By: [signature]
Michael A. Littman

EXHIBIT 2.2

ByLaws of Asiana Dragons, Inc.

BYLAWS
OF
ASIANA DRAGONS, INC.

Article I
SHAREHOLDERS

1. ANNUAL SHAREHOLDERS' MEETING. The annual shareholders' meeting shall be held on the date and at the time and place fixed from time to time by the board of directors.

2. SPECIAL SHAREHOLDERS' MEETING. A special shareholders' meeting for any purpose or purposes, may be called by the board of directors or the president. The Corporation shall also hold a special shareholders' meeting in the event it receives, in the manner specified in Article VII, Section 3, one or more written demands for the meeting, stating the purpose or purposes for which it is to be held, signed and dated by the holders of shares representing not less than one-tenth of all of the votes entitled to be cast on any issue at the meeting. Special meetings shall be held at the principal office of the Corporation or at such other place as the board of directors or the president may determine.

3. RECORD DATE FOR DETERMINATION OF SHAREHOLDERS.

(a) In order to make a determination of shareholders (1) entitled to notice of or to vote at any shareholders' meeting or at any adjournment of a shareholders' meeting, (2) entitled to demand a special shareholders' meeting, (3) entitled to take any other action, (4) entitled to receive payment of a share dividend or a distribution, or (5) for any other purpose, the board of directors may fix a future date as the record date for such determination of shareholders. The record date may be fixed not more than seventy days before the date of the proposed action.

(b) Unless otherwise specified when the record date is fixed, the time of day for determination of shareholders shall be as of the Corporation's close of business on the record date.

(c) A determination of shareholders entitled to be given notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the board of directors fixes a new record date, which the board shall do if the meeting is adjourned to a date more than one hundred twenty days after the date fixed for the original meeting.

(d) If no record date is otherwise fixed, the record date for determining shareholders entitled to be given notice of and to vote at an annual or special shareholders' meeting is the day before the first notice is given to shareholders.

(e) The record date for determining shareholders entitled to take action without a meeting pursuant to Article I, Section 10 is the date a writing upon which the action is taken is first received by the Corporation.

4. VOTING LIST.

(a) After a record date is fixed for a shareholders' meeting, the secretary shall prepare a list of the names of all its shareholders who are entitled to be given notice of the meeting. The list shall be arranged by voting groups and within each voting group by class or series of shares, shall be alphabetical within each class or series, and shall show the address of, and the number of shares of each such class and series that are held by, each shareholder.

(b) The shareholders' list shall be available for inspection by any shareholder, beginning the earlier of ten days before the meeting for which the list was prepared or two business days after notice of the meeting is given and continuing through the meeting, and any adjournment thereof, at the Corporation's principal office or at a place identified in the notice of the meeting in the city where the meeting will be held.

(c) The secretary shall make the shareholders' list available at the meeting, and any shareholder or agent or attorney of a shareholder is entitled to inspect the list at any time during the meeting or any adjournment.

5. NOTICE TO SHAREHOLDERS.

(a) The secretary shall give notice to shareholders of the date, time, and place of each annual and special shareholders' meeting no fewer than ten nor more than sixty days before the date of the meeting; except that, if the articles of incorporation are to be amended to increase the number of authorized shares, at least ten days' notice shall be given. Except as otherwise required by the Delaware General Corporation Laws, the secretary shall be required to give such notice only to shareholders entitled to vote at the meeting.

(b) Notice of an annual shareholders' meeting need not include a description of the purpose or purposes for which the meeting is called unless a purpose of the meeting is to consider an amendment to the articles of incorporation, a restatement of the articles of incorporation, a plan of merger or share exchange, disposition of substantially all of the property of the Corporation, consent by the Corporation to the disposition of property by another entity, or dissolution of the Corporation.

(c) Notice of a special shareholders' meeting shall include a description of the purpose or purposes for which the meeting is called.

(d) Notice of a shareholders' meeting shall be in writing and shall be given

(1) by deposit in the United States mail, properly addressed to the shareholder's address shown in the Corporation's current record of shareholders, first class postage prepaid, and, if so given, shall be effective when mailed; or

(2) by telegraph, teletype, electronically transmitted facsimile, electronic mail, mail, or private carrier or by personal delivery to the shareholder, and, if so given, shall be effective when actually received by the shareholder.

(e) If an annual or special shareholders' meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment; provided, however, that, if a new record date for the adjourned meeting is fixed pursuant to Article I, Section 3(c), notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

(f) If three successive notices are given by the Corporation, whether with respect to a shareholders' meeting or otherwise, to a shareholder and are returned as undeliverable, no further notices to such shareholder shall be necessary until another address for the shareholder is made known to the Corporation.

6. QUORUM. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. One-third of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on the matter. If a quorum does not exist with respect to any voting group, the president or any shareholder or proxy that is present at the meeting, whether or not a member of that voting group, may adjourn the meeting to a different date, time, or place, and (subject to the next sentence) notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed pursuant to Article I, Section 3(c), notice of the adjourned meeting shall be given pursuant to Article I, Section 5 to persons who are shareholders as of the new record date. At any adjourned meeting at which a quorum exists, any matter may be acted upon that could have been acted upon at the meeting originally called; provided, however, that, if new notice is given of the adjourned meeting, then such notice shall state the purpose or purposes of the adjourned meeting sufficiently to permit action on such matters. Once a share is represented for any purpose at a meeting, including the purpose of determining that a quorum exists, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or shall be set for that adjourned meeting.

7. VOTING ENTITLEMENT OF SHARES. Except as stated in the articles of incorporation, each outstanding common share, regardless of class, is entitled to one vote, and each fractional share is entitled to a corresponding fractional vote, on each matter voted on at a shareholders' meeting. Preferred Share voting power shall be a specified in the Designation of Rights and Privileges for the Class of Preferred Stock.

8. PROXIES; ACCEPTANCE OF VOTES AND CONSENTS.

(a) A shareholder may vote either in person or by proxy.

(b) An appointment of a proxy is not effective against the Corporation until the appointment is received by the Corporation. An appointment is valid for eleven months unless a different period is expressly provided in the appointment form.

(c) The Corporation may accept or reject any appointment of a proxy, revocation of appointment of a proxy, vote, consent, waiver, or other writing purportedly signed by or for a shareholder, if such acceptance or rejection is in accordance with the provisions of the Delaware General Corporation Laws.

9. WAIVER OF NOTICE.

(a) A shareholder may waive any notice required by the Delaware General Corporation Laws, the articles of incorporation or these bylaws, whether before or after the date or time stated in the notice as the date or time when any action will occur or has occurred. The waiver shall be in writing, be signed by the shareholder entitled to the notice, and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records, but such delivery and filing shall not be conditions of the effectiveness of the waiver.

(b) A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice, and waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

10. ACTION BY SHAREHOLDERS WITHOUT A MEETING. Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if a majority of the shareholders entitled to vote thereon consent to such action in writing. Action taken pursuant to this section shall be effective when the Corporation has received writings that describe and consent to the action, signed by a majority of the shareholders entitled to vote thereon. Action taken pursuant to this section shall be effective as of the date the last writing necessary to effect the action is received by the Corporation, unless all of the writings necessary to effect the action specify another date, which may be before or after the date the writings are received by the Corporation. Such action shall have the same effect as action taken at a meeting of shareholders and may be described as such in any document. Any shareholder who has signed a writing describing and consenting to action taken pursuant to this section may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder's prior consent thereto is revoked, if such writing is received by the Corporation before the effectiveness of the action.

11. MEETINGS BY TELECOMMUNICATIONS. To the extent provided by resolution of the Board of Directors or in the notice of the meeting, any or all of the shareholders may participate in an annual or special shareholders' meeting by, or the meeting may be conducted

through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

Article II
DIRECTORS

1. AUTHORITY OF THE BOARD OF DIRECTORS. The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors.

2. NUMBER. Subject to the provisions of the Articles of Incorporation, the number of directors shall be fixed by resolution of the board of directors from time to time and may be increased or decreased by resolution adopted by the board of directors from time to time, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

3. QUALIFICATION. Directors shall be natural persons at least eighteen years old but need not be residents of the State of Delaware or shareholders of the Corporation.

4. ELECTION. The board of directors shall be elected at the annual meeting of the shareholders or at a special meeting called for that purpose.

5. TERM. Each director shall be elected to hold office until the next annual meeting of shareholders and until the director's successor is elected and qualified unless the directors are appointed to staggered terms as provided in the Articles of Incorporation. In such case, the terms of the directors shall expire as set forth in the Articles of Incorporation

6. RESIGNATION. A director may resign at any time by giving written notice of his or her resignation to any other director or (if the director is not also the secretary) to the secretary. The resignation shall be effective when it is received by the other director or secretary, as the case may be, unless the notice of resignation specifies a later effective date. Acceptance of such resignation shall not be necessary to make it effective unless the notice so provides.

7. REMOVAL. Any director may be removed by the shareholders of the voting group that elected the director, with or without cause at a meeting called for that purpose. The notice of the meeting shall state that the purpose, or one of the purposes, of the meeting is removal of the director. A director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

8. VACANCIES.

(a) If a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors:

(1) The shareholders may fill the vacancy at the next annual meeting or at a special meeting called for that purpose; or

(2) The board of directors may fill the vacancy; or

(3) If the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

(c) A vacancy that will occur at a specific later date, by reason of a resignation that will become effective at a later date under Article II, Section 6 or otherwise, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

9. MEETINGS. The board of directors may hold regular or special meetings in or out of Delaware. A regular meeting shall be held in the principal office of the Corporation on such date or dates, and at such time, as may be established by resolution of the board of directors. If the board shall establish a date and time for a regular meeting of the board, such meeting may be held without notice of the date, time, place, or purpose of the meeting The board of directors may, by resolution, establish other dates, times and places for additional regular meetings, which may thereafter be held without further notice. Special meetings may be called by the president or by any two directors and shall be held at the principal office of the Corporation unless another place is consented to by every director. At any time when the board consists of a single director, that director may act at any time, date, or place without notice.

10. NOTICE OF SPECIAL MEETING. Notice of a special meeting shall be given to every director at least twenty four hours before the time of the meeting, stating the date, time, and place of the meeting. The notice need not describe the purpose of the meeting. Notice may be given orally to the director, personally or by telephone or other wire or wireless communication. Notice may also be given in writing by telegraph, teletype, electronically transmitted facsimile, electronic mail, mail, or private carrier. Notice shall be effective at the earliest of the time it is received; five days after it is deposited in the United States mail, properly addressed to the last address for the director shown on the records of the Corporation, first class postage prepaid; or the date shown on the return receipt if mailed by registered or certified mail, return receipt requested, postage prepaid, in the United States mail and if the return receipt is signed by the director to which the notice is addressed.

11. QUORUM. Except as provided in Article II, Section 8, a majority of the number of directors fixed in accordance with these Bylaws shall constitute a quorum for the transaction of business at all meetings of the board of directors. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as otherwise specifically required by law.

12. WAIVER OF NOTICE.

(a) A director may waive any notice of a meeting before or after the time and date of the meeting stated in the notice. Except as provided by Article II, Section 12(b), the waiver shall be in writing and shall be signed by the director. Such waiver shall be delivered to the secretary for filing with the corporate records, but such delivery and filing shall not be conditions of the effectiveness of the waiver.

(b) A director's attendance at or participation in a meeting waives any required notice to him or her of the meeting unless, at the beginning of the meeting or promptly upon his or her later arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting.

13. ATTENDANCE BY TELEPHONE. One or more directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

14. DEEMED ASSENT TO ACTION. A director who is present at a meeting of the board of directors when corporate action is taken shall be deemed to have assented to all action taken at the meeting unless:

(1) The director objects at the beginning of the meeting, or promptly upon his or her arrival, to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting;

(2) The director contemporaneously requests that his or her dissent or abstention as to any specific action taken be entered in the minutes of the meeting; or

(3) The director causes written notice of his or her dissent or abstention as to any specific action to be received by the presiding officer of the meeting before adjournment of the meeting or by the secretary (or, if the director is the secretary, by another director) promptly after adjournment of the meeting. The right of dissent or abstention pursuant to this Article II, Section 14 as to a specific action is not available to a director who votes in favor of the action taken.

15. ACTION BY DIRECTORS WITHOUT A MEETING. Any action required or permitted by law to be taken at a board of directors' meeting may be taken without a meeting if all members of the board consent to such action in writing. Action shall be deemed to have been so taken by the board at the time the last director signs a writing describing the action taken, unless, before such time, any director has revoked his or her consent by a writing signed by the director and received by the secretary or any other person authorized by the bylaws or the board of directors to receive such a revocation. Such action shall be effective at the time and date it is so taken unless the directors establish a different effective time or date. Such action has the same effect as action taken at a meeting of directors and may be described as such in any document.

16. NOMINATIONS OF DIRECTORS.

(a) The Board of Directors may nominate persons to stand for election to the board of directors at any time prior to a meeting of shareholders at which directors are to be elected.

(b) Any shareholder may nominate a person to stand for election to the Board of Directors provided such shareholder provides written notification of the intention to nominate such persons at the next shareholder meeting not less than 90 days in advance of such meeting, and provided further such notice is accompanied by information regarding the proposed nominee meeting the requirements of part III of SEC Regulation SB or Regulation SK and information regarding all direct and indirect business or personal relationships between the shareholder and the proposed nominee.

Article III
COMMITTEES OF THE BOARD OF DIRECTORS

1. COMMITTEES OF THE BOARD OF DIRECTORS.

(a) Subject to the provisions of the Delaware General Corporation Laws, the board of directors may create one or more committees and appoint one or more members of the board of directors to serve on them. The creation of a committee and appointment of members to it shall require the approval of a majority of all the directors in office when the action is taken, whether or not those directors constitute a quorum of the board.

(b) The provisions of these bylaws governing meetings, action without meeting, notice, waiver of notice, and quorum and voting requirements of the board of directors apply to committees and their members as well.

(c) To the extent specified by resolution adopted from time to time by a majority of all the directors in office when the resolution is adopted, whether or not those directors constitute a quorum of the board, each committee shall exercise the authority of the board of directors with respect to the corporate powers and the management of the business and affairs of the Corporation; except that a committee shall not:

(1) Authorize distributions;

(2) Approve or propose to shareholders action that the Delaware General Corporation Laws requires to be approved by shareholders;

(3) Fill vacancies on the board of directors or on any of its committees;

(4) Amend the articles of incorporation pursuant to the Delaware General Corporation Laws;

(5) Adopt, amend, or repeal bylaws;

(6) Approve a plan of merger not requiring shareholder approval;

(7) Authorize or approve reacquisition of shares, except according to a formula or method prescribed by the board of directors; or

(8) Authorize or approve the issuance or sale of shares, or a contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares; except that the board of directors may authorize a committee or an officer to do so within limits specifically prescribed by the board of directors.

(d) The creation of, delegation of authority to, or action by, a committee does not alone constitute compliance by a director with applicable standards of conduct.

Article IV
OFFICERS

1. GENERAL.

(a) The Corporation shall have as officers a president and a secretary, each of whom who shall be appointed by the board of directors. The board of directors may appoint as additional officers a chairman and other officers of the board.

(b) The board of directors, the president, and such other subordinate officers as the board of directors may authorize from time to time, acting singly, may appoint as additional officers one or more vice presidents, assistant secretaries, assistant treasurers, and such other subordinate officers as the board of directors, the president, or such other appointing officers deem necessary or appropriate.

(c) The officers of the Corporation shall hold their offices for such terms and shall exercise such authority and perform such duties as shall be determined from time to time by these Bylaws, the board of directors, or (with respect to officers whom are appointed by the president or other appointing officers) the persons appointing them; provided, however, that the board of directors may change the term of offices and the authority of any officer appointed by the president or other appointing officers.

(d) Any two or more offices may be held by the same person. The officers of the Corporation shall be natural persons at least eighteen years old.

2. TERM. Each officer shall hold office from the time of appointment until the time of removal or resignation pursuant to Article IV, Section 3 or until the officer's death.

3. REMOVAL AND RESIGNATION. Any officer appointed by the board of directors may be removed at any time by the board of directors. Any officer appointed by the president or other appointing officer may be removed at any time by the board of directors or by the person appointing the officer. Any officer may resign at any time by giving written notice of resignation to any director (or to any director other than the resigning officer if the officer is also a director), to the president, to the secretary, or to the officer who appointed the officer. Acceptance of such resignation shall not be necessary to make it effective, unless the notice so provides.

4. PRESIDENT. The president shall preside at all meetings of shareholders, and shall also preside at all meetings of the board of directors unless the board of directors has appointed a chairman, vice chairman, or other officer of the board and has authorized such person to preside at meetings of the board of directors instead of the president. Subject to the direction and control of the board of directors, the president of the Corporation shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the board of directors are carried into effect. The president may negotiate, enter into, and execute contracts, deeds, and other instruments on behalf of the Corporation as are necessary and appropriate to the conduct to the business and affairs of the Corporation or as are approved by the board of directors. The president shall have such additional authority and duties as are appropriate and customary for the office of president, except as the same may be expanded or limited by the board of directors from time to time.

5. VICE PRESIDENT. The vice president, if any, or, if there are more than one, the vice presidents in the order determined by the board of directors or the president (or, if no such determination is made, in the order of their appointment), shall be the officer or officers next in seniority after the president. Each vice president shall have such authority and duties as are prescribed by the board of directors or president. Upon the death, absence, or disability of the president, the vice president, if any, or, if there are more than one, the vice presidents in the order determined by the board of directors or the president, shall have the authority and duties of the president.

6. SECRETARY. The secretary shall be responsible for the preparation and maintenance of minutes of the meetings of the board of directors and of the shareholders and of the other records and information required to be kept by the Corporation under the Delaware General Corporation Laws and for authenticating records of the corporation. The secretary shall also give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, keep the minutes of such meetings, have charge of the corporate seal, if any, and have authority to affix the corporate seal to any instrument requiring it (and, when so affixed, it may be attested by the secretary's signature), be responsible for the maintenance of all other corporate records and files and for the preparation and filing of reports to governmental agencies (other than tax returns), and have such other authority and duties as are appropriate and customary for the office of secretary, except as the same may be expanded or limited by the board of directors from time to time.

7. ASSISTANT SECRETARY. The assistant secretary, if any, or, if there are more than one, the assistant secretaries in the order determined by the board of directors or the secretary (or,

if no such determination is made, in the order of their appointment) shall, under the supervision of the secretary, perform such duties and have such authority as may be prescribed from time to time by the board of directors or the secretary. Upon the death, absence, or disability of the secretary, the assistant secretary, if any, or, if there are more than one, the assistant secretaries in the order designated by the board of directors or the secretary (or, if no such determination is made, in the order of their appointment), shall have the authority and duties of the secretary.

8. TREASURER. The treasurer, if any, shall have control of the funds and the care and custody of all stocks, bonds, and other securities owned by the Corporation, and shall be responsible for the preparation and filing of tax returns. The treasurer shall receive all moneys paid to the Corporation and, subject to any limits imposed by the board of directors, shall have authority to give receipts and vouchers, to sign and endorse checks and warrants in the Corporation's name and on the Corporation's behalf, and give full discharge for the same. The treasurer shall also have charge of disbursement of funds of the Corporation, shall keep full and accurate records of the receipts and disbursements, and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as shall be designated by the board of directors. The treasurer shall have such additional authority and duties as are appropriate and customary for the office of treasurer, except as the same may be expanded or limited by the board of directors from time to time.

9. COMPENSATION. Officers shall receive such compensation for their services as may be authorized or ratified by the board of directors. Election or appointment of an officer shall not of itself create a contractual right to compensation for services performed as such officer.

Article V
INDEMNIFICATION

1. DEFINITIONS. As used in this article:

(a) "Corporation" includes any domestic or foreign entity that is a predecessor of the Corporation by reason of a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(b) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan. A director is considered to be serving an employee benefit plan at the Corporation's request if his or her duties to the Corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

(c) "Expenses" includes counsel fees.

(d) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(e) "Official capacity" means, when used with respect to a director, the office of director in the Corporation and, when used with respect to a person other than a director as contemplated in Article V, Section 2(a), the office in the Corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the Corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(f) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(g) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

2. AUTHORITY TO INDEMNIFY DIRECTORS.

(a) Except as provided in Article V, Section 2(d), the Corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

(1) The person conducted himself or herself in good faith; and

(2) The person reasonably believed:

(A) In the case of conduct in an official capacity with the Corporation, that his or her conduct was in the Corporation's best interests; and

(B) In all other cases, that his or her conduct was at least not opposed to the Corporation's best interests; and

(3) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

(b) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of Article V, Section 2(a)(2)(B). A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of Article V, Section 2(a)(1).

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this Article V, Section 2.

(d) The Corporation may not indemnify a director under this Article V, Section 2:

(1) In connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation; or

(2) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

(e) Indemnification permitted under this Article V, Section 2 in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

3. MANDATORY INDEMNIFICATION OF DIRECTORS. The Corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

4. ADVANCE OF EXPENSES TO DIRECTORS.

(a) The Corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

(1) The director furnishes to the Corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct described in Article V, Section 2.

(2) The director furnishes to the Corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct; and

(3) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

(b) The undertaking required by Article V, Section 4(a)(2) shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

(c) Determinations and authorizations of payments under this Article V, Section 4 shall be made in the manner specified in Article V, Section 6.

5. COURT-ORDERED INDEMNIFICATION OF DIRECTORS. A director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

(1) If it determines that the director is entitled to mandatory indemnification under Article V, Section 3, the court shall order indemnification, in which case the court shall also order the Corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

(2) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in Article V, Section 2(a) or was adjudged liable in the circumstances described in Article V, Section 2(d), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in Article V, Section 2(d) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

6. DETERMINATION AND AUTHORIZATION OF INDEMNIFICATION OF DIRECTORS.

(a) The Corporation may not indemnify a director under Article V, Section 2 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in Article V, Section 2. The Corporation shall not advance expenses to a director under Article V, Section 4 unless authorized in the specific case after the written affirmation and undertaking required by Article V, Section 4(a)(1) and 4(a)(2) are received and the determination required by Article V, Section 4(a)(3) has been made.

(b) The determinations required by Article V, Section 6(a) shall be made:

(1) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

(2) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(c) If a quorum cannot be obtained as contemplated in Article V, Section 6(b)(1), and a committee cannot be established under Article V, Section 6(b)(2) if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by Article V, Section 6(a) shall be made:

(1) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in Article V, Section 6(b)(1) or 6(b)(2), or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

(2) By the shareholders.

(d) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

7. INDEMNIFICATION OF OFFICERS, EMPLOYEES, FIDUCIARIES, AND AGENTS.

(a) An officer is entitled to mandatory indemnification under Article V, Section 3 and is entitled to apply for court-ordered indemnification under Article V, Section 5, in each case to the same extent as a director;

(b) The Corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the Corporation to the same extent as to a director; and

(c) The Corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than is provided in these bylaws, if not inconsistent with public policy, and if provided for by general or specific action of its board of directors or shareholders or by contract.

8. INSURANCE. The Corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the Corporation, or who, while a director, officer, employee, fiduciary, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from his or her status as a director, officer, employee, fiduciary, or agent, whether or not the Corporation would have power to indemnify the person against the same liability under Article V, Sections 2, 3, or 7. Any such insurance may be procured from any insurance company designated by the board of

directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the Corporation has an equity or any other interest through stock ownership or otherwise.

9. NOTICE TO SHAREHOLDERS OF INDEMNIFICATION OF DIRECTOR. If the Corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the Corporation, the Corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

Article VI
SHARES

1. CERTIFICATES. Certificates representing shares of the capital stock of the Corporation shall be in such form as is approved by the board of directors and shall be signed by the chairman or vice chairman of the board of directors (if any), or the president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer. All certificates shall be consecutively numbered, and the names of the owners, the number of shares, and the date of issue shall be entered on the books of the Corporation. Each certificate representing shares shall state upon its face

(a) That the Corporation is organized under the laws of the State of Delaware;

(b) The name of the person to whom issued;

(c) The number and class of the shares and the designation of the series, if any, that the certificate represents;

(d) The par value, if any, of each share represented by the certificate;

(e) Any restrictions imposed by the Corporation upon the transfer of the shares represented by the certificate; and

(f) Other matters required to be stated on the certificates by the Delaware General Corporation Laws, ss.7-106-206 and other applicable sections.

2. FACSIMILE SIGNATURES. Where a certificate is signed

(a) By a transfer agent other than the Corporation or its employee, or

(b) By a registrar other than the Corporation or its employee, any or all of the officers' signatures on the certificate required by Article VI, Section 1 may be facsimile. If any officer, transfer agent or registrar who has signed, or whose facsimile signature or signatures have been placed upon, any certificate, shall cease to be such officer, transfer agent, or registrar, whether because of death, resignation, or otherwise, before the certificate is issued by the Corporation, it may nevertheless be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

3. TRANSFERS OF SHARES. Transfers of shares shall be made on the books of the Corporation only upon presentation of the certificate or certificates representing such shares properly endorsed by the person or persons appearing upon the face of such certificate to be the owner, or accompanied by a proper transfer or assignment separate from the certificate, except as may otherwise be expressly provided by the statutes of the State of Delaware or by order of a court of competent jurisdiction. The officers or transfer agents of the Corporation may, in their discretion, require a signature guaranty before making any transfer. The Corporation shall be entitled to treat the person in whose name any shares are registered on its books as the owner of those shares for all purposes and shall not be bound to recognize any equitable or other claim or interest in the shares on the part of any other person, whether or not the Corporation shall have notice of such claim or interest.

4. SHARES HELD FOR ACCOUNT OF ANOTHER. The board of directors may adopt by resolution a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth

(a) The classification of shareholders who may certify;

(b) The purpose or purposes for which the certification may be made;

(c) The form of certification and information to be contained herein;

(d) If the certification is with respect to a record date or closing of the stock transfer books, the time after the record date or the closing of the stock transfer books within which the certification must be received by the Corporation; and

(e) Such other provisions with respect to the procedure as are deemed necessary or desirable. Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

Article VII
MISCELLANEOUS

1. CORPORATE SEAL. The board of directors may adopt a seal, circular in form and

bearing the name of the Corporation and the words "SEAL" and "DELAWARE," which, when adopted, shall constitute the seal of the Corporation. The seal may be used by causing it or a facsimile of it to be impressed, affixed, manually reproduced, or rubber stamped with indelible ink. Even if the Corporation has adopted a corporate seal, properly authorized actions of the Corporation are effective whether or not any writing evidencing such action is sealed.

2. FISCAL YEAR. The board of directors may, by resolution, adopt a fiscal year for the Corporation.

3. RECEIPT OF NOTICES BY THE CORPORATION. Notices, shareholder writings consenting to action, and other documents or writings shall be deemed to have been received by the Corporation when they are received

(a) At the registered office of the Corporation wherever it is located;

(b) At the principal office of the Corporation (as that office is designated in the most recent document filed by the Corporation with the Secretary of State for the State of Delaware designating a principal office) addressed to the attention of the secretary of the Corporation;

(c) By the secretary of the corporation wherever the secretary may be found; or

(d) By any other person authorized from time to time by the board of directors, the president, or the secretary to receive such writings, wherever such person is found.

4. FACSIMILE SIGNATURE. Where, under these Bylaws or under the Delaware General Corporation Laws, as amended, a signature of a director, officer or shareholder of the Corporation is required, such signature may be presented either in original form or by a facsimile copy thereof, to the extent permitted by law.

5. AMENDMENT OF BYLAWS. These Bylaws may at any time and from time to time be amended, supplemented, or repealed by the board of directors.

Duly Adopted September 23, 2009

By: George Harris
President & Director

EXHIBIT 3.1

Certificate of Designation of Series A Preferred Stock

Of

Asiana Dragons, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:59 PM 04/27/2011
FILED 03:59 PM 04/27/2011
SRV 110463333 - 4733461 FILE

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK

OF

ASIANA DRAGONS, INC.
a Delaware Corporation

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is ASIANA DRAGONS, INC., a Delaware corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share, and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that Five Hundred Thousand (500,000) of the Five Million (5,000,000) authorized shares of Preferred Stock of the Company shall be designated Series A Preferred Stock, $0.0001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of such series shall have $0.0001 par value per share and shall be designated as Series A Preferred Stock (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be Five Hundred Thousand (500,000). The Series A Preferred Stock shall have a Deemed Purchase Price of One Dollar ($1.00) per share.

Section 2. Rank. Except for the voting rights specifically granted herein which shall have priority over all other outstanding securities of the Company, the Series A Preferred Stock shall rank: (i) senior to any other class or series of outstanding Preferred Shares or series of capital stock of the Company; (ii) prior to all of the Company's Common Stock, $0.0001 par value per share ("Common Stock"); (iii) prior to any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with any Series A Preferred Stock of whatever subdivision (collectively, with the Common Stock and the Existing Preferred Stock, "Junior Securities"); and (iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series A Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3. Dividends. The Series A Preferred Stock shall bear no dividend. Section 4. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Holders of shares of Series A Preferred Stock shall be entitled to receive, immediately after any distributions to Senior Securities required by the Company's Certificate of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to $1.00 per share. If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series A Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series A Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series A Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any certificate(s) of designation relating thereto,

(b) Upon the completion of the distribution required by subsection 4(a), if assets remain in the Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation.

Section 5. Redemption by Company. None: The Company has any redemption right.

Section 6. Voting Rights. The Record Holders of the Series A Preferred Shares shall have the right to vote on any matter with holders of common stock voting together as one (1) class. The Record Holders of the 500,000 Series A Preferred Shares shall have that number of votes (identical in every other respect to the voting rights of the holders of other Series of voting preferred shares and the holders of common stock entitled to vote at any Regular or Special Meeting of the Shareholders) equal to that number of common shares which is not less than 60% of the vote required to approve any action, which Florida law provides may or must be approved by vote or consent of the holders of other series of voting preferred shares and the holders of common shares or the holders of other securities entitled to vote, if any.

The Record Holders of the Series A Preferred Shares shall be entitled to the same notice of any Regular or Special Meeting of the Shareholders as may or shall be given to holders of any other series of preferred shares and the holders of common shares entitled to vote at such meetings.. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of preferred and common shareholders which in any way precludes the Series A Preferred Stock from exercising its voting or consent rights as though it is a common shareholder.

For purposes of determining a quorum for any Regular or Special Meeting of the Shareholders, the Five Hundred and Five Hundred, (500,000) Series A Preferred

Shares shall be included and shall be deemed as the equivalent of 60% of all common shares represented at and entitled to vote at such meetings.

Section 7. Protective Provision. So long as shares of Series A Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Colorado Law) of the Holders of at least seventy-five percent (75%) of the then outstanding shares of Series A Preferred Stock, and at least seventy-five percent (75%) of the then outstanding Holders:

(a) alter or change the rights, preferences or privileges of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock.

(b) create any new class or series of stock having a preference over the Series A Preferred Stock with respect to Distributions (as defined in Section 2 above) or increase the size of the authorized number of Series D Preferred.

In the event Holders of at least seventy-five percent (75%) of the then outstanding shares of Series A Preferred Stock and at least seventy-five percent (75%) of the then outstanding Holders agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, pursuant to subsection (a) above, so as to affect the Series A Preferred Stock, then the Company will deliver notice of such approved change to the Holders of the Series A Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of thirty (30) business days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Series A Preferred Stock.

Section 8. Status of Retired or Treasury Stock. In the event any shares of Series A Preferred Stock shall retired to Treasury, the shares so retired to Treasury shall be cancelled, and shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Series A Preferred Stock.

Section 9. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series A Preferred Stock.

Signed on April 27, 2011

ASIANA DRAGONS, INC.

By: 
Officer

Redgie Green

EXHIBIT 3.2

Certificate of Designation of Series B Preferred Convertible Stock

15% Cumulative Annual Dividend

Of

Asiana Dragons, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:51 PM 04/27/2011
FILED 04:00 PM 04/27/2011
SRV 110463306 - 4733461 FILE

CERTIFICATE OF DESIGNATION OF SERIES B PREFERRED CONVERTIBLE STOCK 15% CUMULATIVE ANNUAL DIVIDEND

OF

ASIANA DRAGONS, INC.
a Delaware Corporation

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is Asiana Dragons, Inc., a Delaware corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of up to 5,000,000 shares of Preferred Stock, $0.0001 par value per share (herein, "Preferred Stock" or "Preferred Shares"), and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of the Preferred Shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Preferred Stock:

RESOLVED, that One Million (1,000,000) of the Five Hundred Million (5,000,000) authorized shares of Preferred Stock of the Company shall be designated Series B Preferred Convertible Stock, $0.0001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of the series of Preferred Stock hereby and herein created shall have $0.0001 par value per share and shall be designated as Series B Preferred Convertible Stock (the "Series B Preferred Convertible Stock") and the number of shares constituting the Series B Preferred Convertible Stock shall be One Million (1,000,000). The Series B Preferred Convertible Stock shall have a deemed purchase price and value of 1 and no/100 United States Dollars ($1.00) per share.

Section 2. Rank. The Series B Preferred Convertible Stock shall rank: (i) senior to any other class or series of outstanding Preferred Shares or series of capital stock of the Company, except Series A Preferred; (ii) prior to all of the Company's Common Stock, $0.0001 par value per share ("Common Stock"); and (iii) prior to any other class or series of capital stock of the Company hereafter created "Junior Securities"); and in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3. Dividends. The Series B Preferred Convertible Stock shall bear cumulative dividends of Fifteen percent (15%) per annum payable quarterly in cash to the Registered Holder. Accrued and unpaid dividends on Series B Preferred Convertible Stock that is converted into Common Stock in accordance with Section 5 below shall be paid in cash or Common Stock at the Company's sole option upon conversion of such Series B Preferred Convertible Stock, as stated and described in Section 5 below.

Section 4. Secured Liquidation / Merger Preference.

(a) In the event of any liquidation, merger, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series B Preferred Convertible Stock (each a "Holder" and collectively the "Holders") shall be entitled to receive, prior in preference to any distribution to Junior Securities, an amount per share equal to $1.00 plus any accrued dividends per share, which liquidation Preference shall be secured by all appropriate UCC filings, a Security Agreement and a Mortgage upon all of the assets, lands or production of Company. If upon the occurrence of such event, the assets and funds available to be distributed among the Holders of the Series B Preferred Convertible Stock shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series B Preferred Convertible Stock, respectively, then the assets securing this Liquidation Preference of the Company legally available for distribution shall be distributed among the Holders of the Series B Preferred Convertible Stock, pro rata, based on the respective liquidation amounts to which such series of stock is entitled by the Company's Certificate of Incorporation and any Certificate(s) of Designation relating thereto.

(b) Upon the completion of the distribution required by subsection 4(a), if assets remain in the Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted Certificate(s) of Designation.

Section 5. Conversion of Preferred Shares to Common. The record Holders of the Series B Preferred Convertible Stock shall be subject to conversion as follows:

(a) *Option to Convert.* On and after date hereof, each record Holder of Series B Preferred Convertible Stock shall be entitled (at the times and in the amounts set forth below), at the office of the Company or any transfer agent for the Series B Preferred Convertible Stock designated by the Company to the Holders in writing (the "Transfer Agent"), to convert shares of Series B Preferred Convertible Stock in whole or in part into Common Stock (in multiples of one (1) share of Series B Preferred Convertible Stock) as follows:

> The Holders of the Series B Preferred Convertible Stock shall, individually and collectively, have the right to convert all or part of their Series B Preferred Convertible Stock, by electing, in writing, to convert the Preferred Stock into an equal number of shares of Common Stock of the Company, upon tender of the Notice of Conversion.

(b) *Mechanics of Conversion.* In order to convert Series B Preferred Convertible Stock into shares of Common Stock under the Option, specified in 5(a) the Holder shall (i) fax or deliver via electronic mail on the date of conversion (the "Conversion Date"), a copy of a fully executed notice of conversion, substantially in the form shown on Exhibit B hereto ("Notice of Conversion") to the Company at the office of the Company or the Transfer Agent stating that the Holder elects to convert Series B Preferred Convertible Stock into Common Stock, which Notice of Conversion shall specify the date of conversion, the number of shares of Series B Preferred Convertible Stock to be converted to shares of Common Stock issuable upon such conversion (together with a copy of the front page of each certificate to be converted) and (ii) once converted in full (but not otherwise unless specifically requested by the Company from time to time), surrender to a common courier for delivery to the office of the Company or the Transfer Agent, the original certificate(s) representing the Series B Preferred Convertible Stock being converted (the "Preferred Stock Certificates"), duly endorsed for transfer; unless the Holder notifies the Company or its Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (i) below). Upon receipt by the Company of a facsimile copy of a Notice of Conversion, Company shall immediately send, via facsimile or email, a confirmation of receipt of the Notice of Conversion to Holder which shall specify that the Notice of Conversion has been received and the name and telephone number of a contact person at the Company whom the Holder should contact regarding information related to the Conversion.

(c) *Automatic Conversion of Preferred to Common Stock.* In the event that the daily closing price on the common stock as quoted on the OTC Bulletin Board or other trading venue or exchange, exceeds $1.00 per share for 45 consecutive trading days, then, in such event, all of the issued and outstanding shares of Series B Preferred Convertible Stock shall immediately thereupon, without holder election or option, be automatically converted to an equal number of common shares of the Company on a one for one share basis. No Dividends thereafter shall accrue, however, previously accrued Dividends on the Series B Preferred Convertible Stock shall thereafter be paid at the next quarterly due date. Series B Preferred Convertible Stock certificates shall be thereupon deemed cancelled and in substitution therefore, the Transfer Agent shall issue and transmit, upon surrender of the Series B Preferred certificate, the common shares to which the holder is entitled under this Automatic Conversion.

(d) *Administration.*

(i) *Lost or Stolen Certificates.* Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series B Preferred Convertible Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, the Company shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates if Holder contemporaneously requests the Company to convert such Series B Preferred Convertible Stock into Common Stock.

(ii) *Delivery of Common Stock Upon Conversion.* The Transfer Agent or the Company (as applicable) shall, no later than the close of business on the third (3rd) business day (the "Deadline") after receipt by the Company or the Transfer Agent of a facsimile copy of a Notice of Conversion or upon Automatic Conversion and receipt by Company or the Transfer Agent from the Holder of all necessary documentation duly executed and in proper form required for conversion as stated in this Section 5, issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address of the Holder as shown on the stock records of the Company a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid. In lieu of delivering physical certificates representing Common Stock to be received by a Holder upon conversion of Series B Preferred Convertible Stock, the Company may, if the said Common Stock is not restricted from transfer and does not contain a restrictive legend, utilize the Depository Trust Company ("DTC") Fast Automated Securities Transfer program and/or the DWAC system to electronically credit the account of the Holder's prime broker with DTC for the number of shares of Common Stock to be received upon such conversion.

In any event, delivery to each Holder of Common Stock upon a properly submitted conversion of Series B Preferred Convertible Stock shall be made within three (3) business days after the Conversion Date. Without limiting a Holder's other rights at law or in equity, should delivery be later than three (3) business days after the Conversion Date, the Holder shall have the right to either (1) rescind the conversion by facsimile notice to the Company; (2) by giving a new Notice of Conversion, adjust the conversion price and the amount of dividends accrued and unpaid, in which case the Company shall process the conversion as if the latter notice were the original notice; or (3) accept the late delivery. The Holders shall also be entitled to the equitable remedy of specific performance to enforce the delivery requirements upon conversion of Series B Preferred Convertible Stock.

(iii) *No Fractional Shares.* If any conversion of the Series B Preferred Convertible Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be rounded to the nearest whole share.

(iv) *Date of Conversion.* The date on which conversion occurs (the "Conversion Date") shall be deemed to be the date set forth in such Notice of Conversion, provided that the advance copy of the Notice of Conversion is faxed to the Company before 11:59 p.m., MDT, on the Conversion Date or in the event of an Automatic Conversion upon its effectiveness. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on the Conversion.

(e) *Reservation of Stock Issuable Upon Conversion.* The Company shall at all times reserve and keep available or make provision to increase, reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Convertible Stock, such number of its shares of Common

Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series B Preferred Convertible Stock into Common Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Convertible Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(f) *Adjustment to Conversion Rate.*

(i) *Adjustment Due to Merger, Consolidation, Etc.* If, prior to the conversion of all Series B Preferred Convertible Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity or there is a sale of all or substantially all the Company's assets, then the Holders of Series B Preferred Convertible Stock shall thereafter have the right to receive upon conversion of Series B Preferred Convertible Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities and/or other assets ("New Assets") which the Holder would have been entitled to receive in such transaction had the Series B Preferred Convertible Stock been convertible into New Assets from the date hereof, at the market price of such New Assets on the date of conversion, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series B Preferred Convertible Stock to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the conversion price and of the number of shares of Common Stock issuable or New Assets deliverable upon conversion of the Series B Preferred Convertible Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the exercise hereof.

(iii) *No Fractional Shares.* If any adjustment under this Section 5(d) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be rounded to the nearest whole share.

Section 6. Redemption by Company. The Company may, at its sole discretion redeem all or any portion of the Series B Preferred Convertible Stock by paying in cash by wire transfer the stated value of US $1.00 per share, plus all accrued and unpaid dividends on the Series B Preferred Convertible Stock to be redeemed, to the Holder pursuant to the Holder's written instructions. The Holders may convert Series B Preferred Convertible Stock into Common Stock of the Company until such cash has been transmitted to the Holder, at which time conversion rights shall cease and the Holder shall surrender all redeemed Series B Preferred Certificates to the Company for cancellation.

Section 7. Voting Rights. The record Holders of the Series B Preferred Convertible Stock shall not have the right to vote on any matter with holders of Common Stock but may vote as required on any action, which Delaware law provides may or must be approved by vote or consent of the holders of the specific series of voting preferred shares and the holders of common shares.

The record Holders of the Series B Preferred Convertible Stock shall be entitled to the same notice of any regular or special meeting of the shareholders of the Company as may or shall be given to holders of any other series of preferred shares and the holders of common shares entitled to vote at such meetings.

Section 8. Protective Provision. So long as shares of Series B Preferred Convertible Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Delaware Law) of the Holders of at least seventy-five percent (75%) of the then outstanding shares of Series B Preferred Convertible Stock, and at least seventy-five percent (75%) of the then outstanding Holders:

(a) alter or change the rights, preferences or privileges of the Series B Preferred Convertible Stock so as to affect adversely the Series B Preferred Convertible Stock.

(b) create any new class or series of stock having a preference over the Series B Preferred Convertible Stock with respect to Distributions (as defined in Section 2 above) or increase the size of the authorized number of shares of Series B Preferred Convertible Stock.

(c) merge the company with any other company.

In the event Holders of at least seventy-five percent (75%) of the then outstanding shares of Series B Preferred Convertible Stock and at least seventy-five percent (75%) of the then outstanding Holders agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series B Preferred Convertible Stock, pursuant to subsection (a) above, so as to affect the Series B Preferred Convertible Stock, then the Company will deliver notice of such approved change to the Holders of the Series B Preferred Convertible Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of thirty (30) business days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Series B Preferred Convertible Stock.

Section 9. Status of Converted Stock. In the event any shares of Series B Preferred Convertible Stock shall be converted pursuant to Section 5 hereof, the shares so converted shall be cancelled, and shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Series B Preferred Convertible Stock.

Section 10 Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series B Preferred Convertible Stock.

Signed on April 27, 2011

Asiana Dragons, Inc.

By: 
Officer Redgie Green

EXHIBIT 8.1

Acquisition Agreement Dated as of April __, 2011

By and Among Asiana Dragons, Inc.

And

GJC Holdings, Inc.

And

Its Shareholders

ACQUISITION AGREEMENT

DATED AS OF

APRIL ____, 2011

BY AND AMONG

ASIANA DRAGONS, INC.

AND

GJC HOLDINGS, INC.

AND

ITS SHAREHOLDERS

ACQUISITION AGREEMENT

This AGREEMENT, dated as of April ___, 2011 (the "Agreement"), by and among Asiana Dragons, Inc., a Delaware Corporation, ("AD"), and GJC Holdings, Inc. a Delaware corporation ("Acquiree") and the shareholders of Acquiree ("Shareholders" as listed on Exhibit A hereto).

WHEREAS, the Board of Directors of AD and Acquiree, respectively, have each approved, as being in the best interest of the respective entities and their stockholders, the Acquisition of Acquiree by AD, in accordance with the applicable provisions of the Delaware General Corporation Laws;

WHEREAS, AD, Shareholders and Acquiree desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition and also to prescribe various conditions to the Exchange; and

WHEREAS, this Agreement is intended to accomplish a tax free acquisition pursuant to Section 368 or 351 of the Internal Revenue Code as applicable for benefit of Acquire shareholders.

WHEREAS, this Agreement is intended to set for the terms upon which Acquiree will be acquired by AD from Shareholders.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties do hereby agree as follows:



ARTICLE I
THE CONSIDERATION

SECTION 1.01 *Consideration/Acquisition; Effective Time*

The Acquisition shall become effective upon the delivery of the stock certificates in Acquiree duly executed representing 100% of Acquiree outstanding shares of common stock and delivery of the following consideration:

a) 190,000,000 shares of restricted common stock of AD, 500,000 shares of restricted Series A Supermajority Preferred stock and 600,000 shares of restricted Series B Convertible Non-voting Preferred stock of AD (convertible on a one preferred share to ten common shares basis) bearing an annual cumulative dividend of 15%, shall be issued to Acquiree's Shareholders prorata in exchange for 100% of Acquiree's outstanding common stock.

b) A Promissory Note in the amount of $150,000 payable to Joseph Bartel, subordinated to the Purchase Shares Note to George Harris and Stephen Sheo

SECTION 1.02 *Effects of the Acquisition.*

At the Effective Time and by virtue of the Exchange, all of the outstanding Acquiree common shares shall be conveyed to AD which shall be the sole owning entity of the outstanding common shares of common stock of Acquiree.

SECTION 1.03 *Conversion of Securities.*

As of the Effective Time, by virtue of the Exchange: All of the outstanding common shares of Acquiree that are issued and outstanding immediately prior to the Effective Time, shall be exchanged for shares of AD in the conversion amount. All such shares of Acquiree shall be conveyed to AD, and each holder of a certificate representing such shares shall cease to have any rights with respect thereto, except the right to receive the number of shares of AD Common and Preferred Series A and B Stock to be issued in consideration therefore upon surrender of such certificate in accordance with Section 1.03 (b).

SECTION 1.04 *Exchange Procedures.*

(a) As soon as practicable after the execution hereof, AD shall provide to each Acquiree shareholder a letter of transmittal and Exchange Agreement with representations for execution by shareholder and instructions for use in effecting the surrender of certificates representing shares of Acquiree outstanding immediately prior to the Effective Time (the"Certificates") in appropriate and customary form with such provisions as the board of directors of AD after the Exchange may reasonably specify.

Upon surrender of a Certificate for cancellation to AD, together with such letter of transmittal, duly and properly executed, the holder of such Certificate shall be entitled to receive in exchange therefore a certificate representing that number of shares of AD Common Stock as is equal to the product of the percentage of Acquiree's shares represented by the certificate multiplied by the Conversion Amount, and the Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.04, each Certificate shall, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such Certificate, AD Common Stock as contemplated by this Section 1.04, together with any dividends and other distributions payable as provided in Section 1.05 hereof, and the holders thereof shall have no rights whatsoever as stockholders of AD. Shares of AD Common Stock issued in the Exchange shall be issued, and be deemed to be outstanding, as of the Effective Time. AD shall cause all such shares of AD Common Stock issued pursuant to the Exchange to be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b) If any certificate representing shares of AD Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefore is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of AD Common Stock in a name other than that of the registered holder of the Certificate so surrendered.

SECTION 1.05. Dividends and Distributions.

No dividends or other distributions declared or made with respect to AD Common Stock with a record date on or after the Effective Time shall be paid to the holder of a Certificate entitled by reason of the Exchange to receive certificates representing AD Common Stock until such holder surrenders such Certificate as provided in Section 1.05 hereof. Upon such surrender, there shall be paid by AD to the person in whose name certificates representing shares of AD Common Stock shall be issued pursuant to the terms of this Article I (i) at the time of the surrender of such Certificate, the amount of any dividends and other distributions theretofore paid with respect to that number of whole shares of such AD Common Stock represented by such surrendered Certificate pursuant to the terms of this Article I, which dividends or other distributions had a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date, the amount of dividends and other distributions payable with respect to that number of whole shares of AD Common Stock represented by such surrendered Certificate pursuant to the terms of this Article I, which dividends or other distributions have a record date on or after the Effective Time and a payment date subsequent to such surrender.

ARTICLE II
THE CLOSING

SECTION 2.01 *Closing.*

Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article VIII, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Acquisition (the "Closing") shall take place as soon as reasonably practicable (but in no event on written notice of less than two (2) business days) after all of the conditions set forth in Article VI are satisfied May 1, 2011 or, to the extent permitted thereunder, waived, or extended at the offices of Michael A. Littman, located at 7609 Ralston Road, Arvada, CO 80002 or at such other time and place as may be agreed to in writing by the parties hereto (the date of such Closing being referred to herein as the "Closing Date").

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF AD

Except as set forth in the applicable section of the disclosure schedule delivered by AD to Sellers prior to the execution of this Agreement (the "AD Disclosure Schedule"), AD represents and warrants to Sellers as follows:

SECTION 3.01 *Organization of AD; Authority.*

AD is an Entity duly organized, validly existing and in good standing under the laws of the State of Delaware. AD has all requisite corporate power and corporate authority to enter into the transaction documents to which it is a party, to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business. Subject to the receipt of its board of director's approval, the execution, delivery and performance by AD of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of AD, including, without limitation, the approval of the board of directors of AD. The Transaction Documents have been duly executed and delivered by each of AD and, assuming that the Transaction Documents constitute a valid and binding obligation of the other parties thereto, constitute a valid and binding obligation of AD, enforceable against AD in accordance with its terms. AD is a New Jersey corporation operating only in New Jersey to date hereof. AD has heretofore delivered or made available to Acquiree complete and correct copies of the certificate of incorporation and by-laws of AD, the minute books and stock transfer records of AD, as in effect as of the date of this Agreement. AD is not in violation of its organizational documents.

SECTION 3.02 *Capitalization.*

The authorized capital stock of AD consists of 495,000,000 shares of AD Common Stock, and 5 million shares of Preferred Stock, of which 18,000,000 common Shares (approximately) are outstanding on the date hereof. No other shares of any other class or series of AD Common Stock or Preferred or securities exercisable or convertible into or exchangeable for AD Common Stock ("AD Common Stock Equivalents") are authorized, issued or outstanding. The outstanding shares of AD Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of, and are not subject to, any preemptive, subscription or similar rights. To AD's knowledge, none of the outstanding shares of AD Common Stock was issued in violation of any Law, including without limitation, federal and state securities laws. There are no outstanding warrants, options, subscriptions, calls, rights, agreements, convertible or exchangeable securities or other commitments or arrangements relating to the issuance, sale, purchase, return or redemption, and, to AD's knowledge, voting or transfer of any shares, whether issued or unissued, of AD Common Stock, AD Common Stock Equivalents or other securities of AD. On the Closing Date, the shares of AD Common Stock for which shares of Sellers Common Stock shall be issued in the Acquisition will have been duly authorized and, when issued and delivered in accordance with this Agreement, such shares of AD Common Stock will be validly issued, fully paid and nonassessable.

SECTION 3.03 No Violation; Consents and Approvals.

The execution and delivery by AD of the transaction documents does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under, (a) the terms and conditions or provisions of the certificate of incorporation or by-laws of AD (b) any Law applicable to AD or the property or assets of AD, or (c) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any lien upon any of the properties of AD under any contract to which AD is a party or by which AD or any assets of AD may be bound, except, in the case of clauses (b) and (c), for such conflicts, violations or defaults which are set forth in Section 3.04 of the AD Disclosure Schedule and as to which requisite waivers or consents will have been obtained prior to the Closing or which, individually or in the aggregate, would not have a material adverse effect on AD. No Governmental Approval is required to be obtained or made by or with respect to AD in connection with the execution and delivery of this Agreement or the consummation by AD of the transactions contemplated hereby.

SECTION 3.04 Litigation; Compliance with Laws.

(a) There are: (i) no claims, actions, suits, investigations or proceedings pending or, to the knowledge of AD, threatened against, relating to or affecting AD, the business, the assets, or any employee, officer, director, stockholder, or independent contractor of AD in their capacities as such, and (ii) no orders of any Governmental Entity or arbitrator outstanding against AD, the business, the assets, or any employee, officer, director, stockholder, or independent contractor of AD in their capacities as such, or that could prevent or enjoin, or delay in any respect, consummation of the transactions contemplated hereby.



(b) AD has complied and is in compliance in all material respects with all laws applicable to AD, its business or its assets. Neither AD has received notice from any Governmental Entity or other Person of any material violation of law applicable to AD, its business or assets. AD has obtained and holds all required Licenses (all of which are in full force and effect) from all Government Entities applicable to AD, its business or their assets. No violations are or have been recorded in respect of any such license and no proceeding is pending, or, to the knowledge of AD, threatened to revoke or limit any such License.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ACQUIREE

Except as set forth in the applicable section of the disclosure schedule delivered by Acquiree to AD prior to the execution of this Agreement (the "Acquiree Disclosure Schedule"), Acquiree represents and warrants to AD as follows:

SECTION 4.01 Organization of Acquiree; Authority.

Acquiree is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and corporate authority to enter into the Transaction Documents, to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business. Subject to the receipt of shares holder approval by Acquiree holders, the execution, delivery and performance by Acquiree of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Acquiree, including, without limitation, the approval of the board of directors of Acquiree. The Transaction Documents have been duly executed and delivered by Acquiree and, assuming that the Transaction Documents constitute a valid and binding obligation of AD, constitute a valid and binding obligation of Acquiree. Acquiree is duly qualified or licensed to do business as a foreign Entity and are in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Acquiree Material Adverse Effect on Acquiree. Acquiree has herewith delivered or made available to AD complete and correct copies of the articles of organization and conversion to a corporation and by-laws of Acquiree, the minute books and stock transfer records of Acquiree, as in effect as of the date of this Agreement. Acquiree is not in violation of its organizational documents.

SECTION 4.02 Capitalization.

(a) The authorized and outstanding shares of Acquiree are 100,000 common shares of which 1,000 shares are issued and outstanding (the "Acquiree shares"). All of the outstanding shares of the Acquiree are validly issued, fully paid and non-assessable. To Acquiree's knowledge, none of the outstanding shares of Acquiree or other securities of Acquiree was issued in violation of any Law, including, without limitation, state and federal securities laws. There are no Liens on or with respect to any outstanding shares of Acquiree.

(b)Except as shown in Section 4.02 (a) of Acquiree's disclosure schedule. There are no outstanding: (i) securities convertible into or exchangeable for Acquiree shares; (ii) options, warrants or other rights to purchase or subscribe for Acquiree shares; or (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any Acquiree shares, any such convertible or exchangeable securities or any such options, warrants or rights. There is no outstanding right, option or other agreement of any kind to purchase or otherwise to receive from Acquiree, or any stockholder of Acquiree, any ownership shares in Acquiree, and there is no outstanding right or security of any kind convertible into such ownership shares. To Acquiree's knowledge, there are no voting trusts, proxies or other similar agreements or understandings with respect to the shares of Acquiree. There are no obligations, contingent or otherwise, of Acquiree to repurchase, redeem or otherwise acquire any shares of Acquiree or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. There are no accrued and unpaid dividends with respect to any outstanding shares of Acquiree.

SECTION 4.03 *No Violation; Consents and Approvals.*

The execution and delivery by Acquiree of the Transaction Documents does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under, (a) the terms and conditions or provisions of the articles of incorporation or by-laws of Acquiree, (b) any Laws applicable to Acquiree or the property or assets of Acquiree, or (c) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties of Acquiree under, any Contracts to which Acquiree is a party or by which Acquiree or any of its assets may be bound, except, in the case of clauses (b) and (c), for such conflicts, violations or defaults as to which requisite waivers or consents will have been obtained prior to the Closing or which, individually or in the aggregate, would not have an Acquiree Material Adverse Effect. No Governmental Approval is required to be obtained or made by or with respect to Acquiree or any Acquiree Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Acquiree of the transactions contemplated hereby, except where the failure to obtain such Governmental Approval would not, individually or in the aggregate, have an Material Adverse Effect on Acquiree.

SECTION 4.04 *Litigation; Compliance with Laws.*

(a)Except as would not have a Material Adverse Effect on Acquiree, there are: (i) no claims, actions, suits, investigations or proceedings pending or, to the knowledge of Acquiree, threatened against, relating to or affecting Acquiree, its business, its assets, or any employee, officer, director, stockholder, or independent contractor of Acquiree in their capacities as such, and (ii) no orders of any Governmental Entity or arbitrator are outstanding against Acquiree, its business, its assets, or any employee, officer, director, stockholder, or independent contractor of Acquiree in their capacities as such, or that could prevent or enjoin, or delay in any respect, consummation of the transactions contemplated hereby. Section 4.04 of the Acquiree Disclosure Schedule includes a description of all claims, actions, suits, investigations or proceedings involving Acquiree, its business, its assets, or any employee, officer, director, stockholder or independent contractor of Acquiree in their capacities as such.

(b)Except as would not have an Acquiree Material Adverse Effect, Acquiree has complied and is in compliance in all material respects with all Laws applicable to Acquiree, its business or its assets. Acquiree has not received notice from any Governmental Entity or other Person of any material violation of Law applicable to it, its business or its assets. Acquiree has obtained and holds all required Licenses (all of which are in full force and effect) from all Government Entities applicable to it, its business or its assets. No violations are or have been recorded in respect of any such License and no proceeding is pending, or, to the knowledge of Acquiree threatened to revoke or limit any such License.

SECTION 4.05 *Financial Statements.*

Acquiree shall have provided, prior to closing hereunder, audited financial statements in accordance with federal income tax accounting consistently applied, complete and true and accurate in all respects, disclosing all liabilities, and assets of Acquiree and shall provide all books and records necessary to complete all filings in accordance with SEC Rules and Regulations. Additionally, Acquiree shall have provided, prior to closing hereunder, financial statements in accordance with federal income tax accounting consistently applied, complete and true and accurate in all respects, disclosing all liabilities, and assets of Acquiree.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE EXCHANGE

SECTION 5.01 *Conduct of the Business Pending the Exchange.*

(a)During the period from the date of this Agreement and continuing until the Effective Time, AD agrees as to itself and the AD Subsidiaries, that AD shall not, and shall cause the AD Subsidiaries not to, engage in any business whatsoever other than in connection with the consummation of the transactions contemplated by this Agreement, and shall use commercially reasonable efforts to preserve intact its business and assets, maintain its assets in good operating condition and repair (ordinary wear and tear excepted), retain the services of its officers, employees and independent contractors and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained with respect to its business, unless, in any case, Acquiree consents otherwise in writing.



(b)During the period from the date of this Agreement and continuing until the Effective Time, Acquiree agrees that, other than in connection with the consummation of the transactions contemplated hereby, it shall carry on its business only in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business and assets and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained with respect to its business, unless, in any case, AD consents otherwise in writing; provided that Acquiree may take any and all of the actions listed in Schedule 5.01(b) of the Acquiree Disclosure Schedules at any time prior to or after the date of this Agreement without the consent of AD. Additionally, during the period from the date of this Agreement and continuing until the Effective Time, Acquiree agrees that, other than in connection with the consummation of the transaction contemplated hereby, Acquiree shall carry on its business only in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business and assets and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained with respect to its business, unless, in any case, AD consents otherwise in writing; provided that Acquiree may take any and all of the actions listed in Schedule 5.01(b) of the Acquiree Disclosure Schedule at any time prior to or after the date of this Agreement without the consent of AD.During the period from the date of this Agreement and continuing until the Effective Time, Acquiree and AD agrees as to itself and, with respect to AD, that except as expressly contemplated or permitted by this Agreement, as disclosed in Section 5.01(c) of the Acquiree's Disclosure Schedule or the AD Disclosure Schedule, as applicable, or to the extent that the other party shall otherwise consent in writing:

(1) It shall not amend or propose to amend its certificate of incorporation or by-laws or equivalent organizational documents except as contemplated in this Agreement.

(2) It shall not, nor in the case of AD shall it permit the AD Subsidiaries to, issue, deliver, sell, redeem, acquire, authorize or propose to issue, deliver, sell, redeem, acquire or authorize, any shares of its capital stock of any class or any securities convertible into, or any rights, warrants or options to acquire, any such shares or convertible securities or other ownership of equity, provided that: (1) AD shall be permitted to issue the shares of AD Common Stock to be issued to Acquiree Stockholders hereunder, and (2) each party shall be permitted to issue shares of its common stock pursuant to the exercise of stock options, warrants and other convertible securities outstanding as of the date hereof and listed on the Acquiree Disclosure Schedule or the AD Disclosure Schedule, as the case may be:

(3) It shall not, nor in the case of AD shall it permit any of the AD Subsidiaries to, nor shall it propose to: (i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or (ii) except with respect to the Reverse Stock Split, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock.

(4) Other than dispositions in the ordinary course of business consistent with past practice which would not cause a AD Material Adverse Effect or a Acquiree Material Adverse Effect (as applicable), individually or in the aggregate, to it and its subsidiaries, taken as a whole, it shall not, nor shall it permit any of its subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of its assets.

(5) It shall promptly advise the other party hereto in writing of any change in the condition (financial or otherwise), operations or properties, businesses or business prospects of such party or any of its subsidiaries which would result in a AD Material Adverse Effect or Acquiree Material Adverse Effect, as the case may be.

(6) It shall not permit to occur, any (1) change in accounting principles, methods or practices, investment practices, claims, payment and processing practices or policies regarding intercompany transactions, (2) incurrence of Indebtedness or any commitment to incur Indebtedness, any incurrence of a contingent liability, Contingent Obligation or other liability of any type, except for, with respect to Acquiree, other than obligations related to the Exchange of Inventory in the ordinary course of business consistent with past practices, (3) cancellation of any debt or waiver or release of any contract, right or claim, except for cancellations, waivers and releases in the ordinary course of business consistent with its past practice which do not exceed $5,000 in the aggregate, (4) amendment, termination or revocation of, or a failure to perform obligations or the occurrence of any default under, any contract or agreement (including, without limitation, leases) to which it is or, as of April 30, 2011, was a party, other than in the ordinary course of business consistent with past practice, or any License, (5) execution of termination, severance or similar agreements with any of its officers, directors, employees, agents or independent contractors or (6) entering into any leases of real property or agreement to acquire real property.

SECTION 5.02 *No Action.*

During the period from the date of this Agreement and continuing until the Effective Time, Acquiree and AD agrees as to itself and, with respect to AD, that it shall not, and Acquiree shall not, take or agree or commit to take any action, (i) that is reasonably likely to make any of its representations or warranties hereunder inaccurate; or (ii) that is prohibited pursuant to the provisions of this Article V.

ARTICLE VI
ADDITIONAL AGREEMENTS

SECTION 6.01 *Access to Information.*

From the date hereof until the Effective Time or the earlier termination of this Agreement, each party shall give the other party and its respective counsel, accountants, representatives and agents, and with respect to Acquiree it shall provide to AD with respect to Acquiree, full access, upon reasonable notice and during normal business



hours, to such party's and Acquieree's facilities and the financial, legal, accounting and other representatives of such party and Acquiree with knowledge of the business and the assets of such party and Acquiree and, upon reasonable notice, shall be furnished all relevant documents, records and other information concerning the business, finances and properties of such party and its subsidiaries and Acquiree that the other party and its respective counsel, accountants, representatives and agents, may reasonably request. No investigation pursuant to this Section 6.02 shall affect or be deemed to modify any of the representations or warranties hereunder or the condition to the obligations of the parties to consummate the Exchange; it being understood that the investigation will be made for the purposes among others of the board of directors of each party determining in its good faith reasonable business judgment the accuracy of the representations and warranties of the other party. In the event of the termination of this Agreement, each party, if so requested by the other party, will return or destroy promptly every document furnished to it by or on behalf of the other party in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) which may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return or destroy such documents and any copies thereof any of them may have made. It is hereby acknowledged the AD has filed all of its financial reports with the SEC which shall constitute delivery of the same to Acquiree.

SECTION 6.02 *No Shop; Exchange Proposals.*

From the date hereof until the Effective Time or the earlier termination of this Agreement, neither Acquiree nor AD shall, nor shall they authorize or permit any of their respective officers, directors or employees, Acquiree employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as hereinafter defined), or negotiate with respect to, agree to or endorse any Takeover Proposal (except in any case if the board of directors or special committee of AD or Acquiree, as the case may be, determines in good faith, based upon the written opinion of its outside legal counsel, that the failure to do so would constitute a breach of the fiduciary duties of the AD' or Acquiree's board of directors or special committee, as the case may be, to its stockholders under applicable law). Acquiree shall promptly advise AD and AD shall promptly advise Acquiree, as the case may be, orally and in writing of any such inquiries or proposals and shall also promptly advise AD or Acquiree, as the case may be, of any developments or changes regarding such inquiries or proposals. Acquiree and AD shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Acquiree and AD) conducted heretofore with respect to any Takeover Proposal. Acquiree and AD agree not to release (by waiver or otherwise) any third party from the provisions of any confidentiality or standstill agreement to which Acquiree or AD is a party.

SECTION 6.03 *Legal Conditions to Exchange; Reasonable Efforts.*

Acquiree, AD shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Exchange. Acquiree and AD will take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by Acquiree or AD in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement.

SECITON 6.04 *Certain Filings.*

Each party shall cooperate with the other in (a) connection with the preparation of an announcement or required filings, (b) determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (c) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the 8-K and seeking timely to obtain any such actions, consents, approvals or waivers. Each party shall consult with the other in connection with the foregoing and shall use all reasonable commercial efforts to take any steps as may be necessary in order to obtain any consents, approvals, permits or authorizations required in connection with the Exchange.

SECTION 6.05 *Public Announcements and Filings.*

Each party shall give the other a reasonable opportunity to comment upon, and, unless disclosure is required, in the opinion of counsel, by applicable law, approve (which approval shall not be unreasonably withheld), all press releases or other public communications of any sort relating to this Agreement or the transactions contemplated hereby.

SECTION 6.06 *Tax Matters.*

(a)No representation is made that this is a non-taxable transaction.

(b)Acquiree shall prepare and file on a timely basis all Tax Returns which are due to be filed with respect to Acquiree (giving effect to any extension of time) prior to the Closing Date including any 2010 short year return as may be necessary for subsidiary. AD shall be responsible for the preparation and filing of all Tax Returns which are due to be filed (giving effect to any extension of time) after the Closing Date, but Acquiree shall use its best efforts to conduct its affairs such that any Tax Returns due after the Closing Date can be filed on a timely basis.



(c) From the date hereof until the Effective Time or the earlier termination of this Agreement, without the prior written consent of the other party or if required in the opinion of counsel, neither AD nor Acquiree, shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to it, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to it, or take any other action relating to the filing of any Tax Return or the payment of any Tax.

SECTION 6.07 *Supplements to Schedules.*

Prior to the Closing, Acquiree will supplement or amend its disclosure schedule with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule. No supplement to or amendment of the disclosure schedule made pursuant to this Section 6.07 shall be deemed to cure any breach of any representation or warranty made in this Agreement unless the other parties hereto specifically agree thereto in writing. Prior to the Closing, AD may supplement or amend its disclosure schedule with respect to any matter which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule. No supplement to or amendment of the disclosure schedule made pursuant to this Section 6.07 shall be deemed to cure any breach of any representation or warranty made in this Agreement unless the other parties hereto specifically agree thereto in writing.

ARTICLE VII
CONDITIONS OF THE EXCHANGE

SECTION 7.01 *Conditions to Each Party's Obligation to Effect the Exchange.*

The respective obligations of each party to effect the Exchange and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part to the extent permitted by applicable law:

(a) Shareholder Approval. This Agreement shall have been duly adopted and agreed by the holders of 100% of the outstanding shares of Acquiree, through an Exchange Agreement, Consent and Representations signed by each shareholder of Acquiree.

(b) No Injunctions or Restraints. No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, execution order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Exchange or any transaction contemplated by this Agreement; provided, however, that the parties shall use their reasonable commercial



efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

SECTION 7.02 *Additional Conditions of Obligations of AD.*

The obligations of AD to effect the Exchange and the other transactions contemplated by this Agreement are also subject to the satisfaction at or prior to the Closing Date of the following additional conditions unless waived by AD:

(a) *Representations and Warranties.* The representations and warranties of Acquiree set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties qualified by materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement.

(b) *Performance of Obligations of Acquiree.* Acquiree shall have performed in all material respects all conditions, covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) *No Material Adverse Change to Acquiree.* From the date hereof through and including the Effective Time, no event shall have occurred which would have an Acquiree Material Adverse Effect.

(d) *Third Party Consents.* Acquiree shall have obtained all consents and approvals, required to be obtained prior to or at the Closing Date, from third parties or governmental and regulatory authorities in connection with the execution, delivery and performance by Acquiree of this Agreement and the consummation of the transactions contemplated hereby.

(e) *No Governmental Order or Other Proceeding or Litigation.* No order of any Governmental Entity shall be in effect that restrains or prohibits the transactions contemplated hereby and by the other Transaction Documents, and no suit, action or other proceeding by any Governmental Entity shall have been instituted or threatened which seeks to restrain or prohibit the transactions contemplated hereby or thereby.

(f) *Deliveries.* At the Closing, Acquiree shall have delivered to AD or AD shall have otherwise obtained:

(a) true, correct and complete copies of (1) the certificate of organization or other charter document, as amended to date, of Acquiree as filed with, the Secretary of State or other appropriate official of the state or other jurisdiction of organization of Acquiree, (2) the by-laws or other similar organizational document of Acquiree, and (3) resolutions duly and validly adopted by the Board of Directors and the stockholders of Acquiree evidencing the authorization of the execution and delivery of this Agreement, the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, in each case, accompanied by a certificate of the Secretary or Assistant Secretary of Acquiree, dated as of the Closing Date, stating that no amendments have been made thereto from the date thereof through the Closing Date; and

(b) GAAP Financial Statements of Acquiree pursuant to SEC Rules and Regulations through March 31, 2011.

(c) The stock Certificates of GJC Holdings, Inc. constituting 100% of the issued and outstanding stock of Acquiree.

(d) *Acquiree's Indebtedness.* All outstanding Indebtedness of Acquiree shall have been fully paid or converted to the Preferred Series B Stock and the Subordinated Note to Joseph Bartel.

SECTION 7.03 Additional Conditions of Obligations of Acquiree.

The obligation of Acquiree to effect the Exchange and the other transactions contemplated by this Agreement is also subject to the satisfaction at or prior to the Closing Date of the following additional conditions unless waived by Acquiree:

(a) *Representations and Warranties.* The representations and warranties of AD set forth in this Agreement shall be true and correct in all material respects (except for those representations and warranties qualified by materiality) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement.

(b) *Performance of Obligations of AD.* AD shall have performed in all material respects all conditions, covenants, agreements and obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) *No Material Adverse Change to AD.* From the date hereof through and including the Effective Time, no event shall have occurred which would have a AD Material Adverse Effect.

(d) No Governmental Order or Other Proceeding or Litigation. No order of any Governmental Entity shall be in effect that restrains or prohibits the transactions contemplated hereby and by the other Transaction Documents, and no suit, action or other proceeding by any Governmental Entity shall have been instituted or threatened which seeks to restrain or prohibit the transactions contemplated hereby or thereby.

(e) *Deliveries.* At the Closing, AD shall have delivered to shareholders of Acquiree:

(1) the share certificates specified in Section 1.01, issued prorata in the names of Shareholders of Acquiree, in proper amounts

(2) a Promissory Note in the amount of $150,000 payable to Joe Bartel, due in one year @ 2%.



ARTICLE VIII
TERMINATION

SECTION 8.01 *Termination.*

This Agreement may be terminated at any time prior to the Effective Time, by AD or Acquiree as set forth below:

(a) by mutual consent of the boards of directors of AD and Acquiree; or

(b) by AD upon written notice to Acquiree, if: (A) any condition to the obligation of AD to close contained in Article VII hereof has not been satisfied by 60 days after date hereof (the "End Date") (unless such failure is the result of AD' breach of any of its representations, warranties, covenants or agreements contained herein) or (B) the AD stockholders do not approve the Exchange; or

(c) by Acquiree upon written notice to AD, if: (A) any condition to the obligation of Acquiree to close contained in Article VII hereof has not been satisfied by the End Date (unless such failure is the result of Acquiree's breach of any of its representations, warranties, covenants or agreements contained herein); or (B) the Acquiree shares holders do not approve the Exchange; or

(d) by AD if the board of directors or special committee of AD determines in good faith, based upon the written opinion of its outside legal counsel, that the failure to terminate this Agreement would constitute a breach of the fiduciary duties of the AD board of directors or special committee to the AD stockholders under applicable law; or

SECTION 8.02 *Fees, Costs and Expenses.*

Whether or not the Exchange is consummated, all legal costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by AD.

ARTICLE IX
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

None of the representations and warranties of the parties set forth in this Agreement shall survive the Closing. Following the Closing Date with respect to any particular representation or warranty, no party hereto shall have any further liability with respect to such representation and warranty. None of the covenants, agreements and obligations of the parties hereto shall survive the Closing.



ARTICLE X
MISCELLANEOUS

SECTION 10.01 *Notices.*

All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, telex or similar writing) and shall be deemed given or made as of the date delivered, if delivered personally or by telecopy (provided that delivery by telecopy shall be followed by delivery of an additional copy personally, by mail or overnight courier), one day after being delivered by overnight courier or three days after being mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses:

if to AD to: Asiana Dragons, Inc.

____

____

____

with a copy to (which shall not constitute notice):

Michael Littman, Esq.
7609 Ralston Road
Arvada, CO 80002
Fax: (303) 431-1567

or such other address or telex or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereto.

SECTION 10.02 *Amendment; Waiver.*

This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by or on behalf of the parties hereto.

SECTION 10.03 *Successors and Assigns.*

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party shall assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other party hereto.

SECTION 10.04 *Governing Law.*

This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without regard to principles of conflict of laws.



SECTION 10.05 *Waiver of Jury Trial.*

Each party hereto hereby irrevocably and unconditionally waives any rights to a trial by jury in any legal action or proceeding in relation to this Agreement and for any counterclaim therein.

SECTION 10.06 *Consent to Jurisdiction.*

Each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the State of Delaware or any federal court sitting in Delaware for purposes of any suit, action or other proceeding arising out of this Agreement and the Transaction Documents (and agrees not to commence any action, suit or proceedings relating hereto or thereto except in such courts). Each of the Parties agrees that service of any process, summons, notice or document pursuant to the laws of the State of New Jersey and on the individuals designated in Section 10.01 shall be effective service of process for any action, suit or proceeding brought against it in any such court.

SECTION 10.07 *Counterparts; Effectiveness.*

Facsimile transmissions of any executed original document and/or retransmission of any executed facsimile transmission shall be deemed to be the same as the delivery of an executed original. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

SECTION 10.08 *Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.*

Except as expressly provided herein, this Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except as expressly provided herein, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that no person shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Exchange until consummation thereof.

SECTION 10.09 *Headings.*

The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

SECITON 10.10 *No Strict Construction.*

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or



disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 10.11 *Severability.*

If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner that is materially adverse to any party.

ARTICLE XI
DEFINITIONS

"Affiliate" shall mean (a) with respect to an individual, any member of such individual's family including lineal ancestors and descendents; (b) with respect to an entity, any officer, director, stockholder, partner, manager, investor or holder of an ownership shares of or in such entity or of or in any Affiliate of such entity; and (c) with respect to a Person, any Person which directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person or entity.

"Agreement" shall have the meaning set forth in the preamble to this Agreement.

"Acquiree" shall have the meaning set forth in the preamble to this Agreement.

" "Acquiree Common Stock" shall have the meaning set forth in the recitals to this Agreement, and elsewhere in Section 4.02"Acquiree Material Adverse Effect" shall mean an event or change, individually or in the aggregate with other events or changes, that could reasonably be expected to have a material adverse effect on (a) the business, properties, prospects, condition (financial or otherwise) or results of operations of Acquiree taken as a whole (other than those events, changes or effects resulting from general economic conditions or the industry in which Acquiree is engaged generally) or (b) the ability of Acquiree to consummate the transactions contemplated hereby.

"Acquiree Shareholders" mean the holders of common shares in Acquiree.

"Certificates" shall have the meaning set forth in Section 1. of this Agreement.

"Closing" shall have the meaning set forth in Section 2.01 of this Agreement.

"Closing Date" shall have the meaning set forth in Section 2.01 of this Agreement.

"Code" shall have the meaning set forth in the recitals of this Agreement.

"Contingent Obligation" as to any Person shall mean the undrawn face amount of any letters of credit issued for the account of such Person and shall also mean any obligation of such Person guaranteeing or having the economic effect of guaranteeing any

Indebtedness, leases, dividends, letters of credit or other obligations ("Primary Obligations") of any other Person (the "Primary Obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such Primary Obligation or any property constituting direct or indirect security therefore, (b) to advance or supply funds (i) for the purchase or payment of any such Primary Obligation or (ii) to maintain working capital or equity capital of the Primary Obligor or otherwise to maintain the financial condition or solvency of the Primary Obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the obligee under any such Primary Obligation of the ability of the Primary Obligor to make payment of such Primary Obligation, or (d) otherwise to assure or hold harmless the obligee under such Primary Obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

"Contracts" shall mean all contracts, leases, subleases, notes, bonds, mortgages, indentures, Permits and Licenses, non-competition agreements, joint venture or partnership agreements, powers of attorney, purchase orders, and all other agreements, arrangements and other instruments, in each case whether written or oral, to which such Person is a party or by which any of them or any of its assets are bound.

"Effective Time" shall be the date all conditions and performance hereunder has been completed but no later than ~~February 15, 2011.~~


May 1, 2011

"End Date" shall have the meaning set forth in Section 8.01 of this Agreement.

"AD" shall have the meaning set forth in the preamble to this Agreement.

"AD" Common Stock" shall have the meaning set forth in the recitals to this agreement.

"AD" Common Stock Equivalents" shall have the meaning set forth in Section 3.02 of this Agreement.

"AD" Material Adverse Effect" shall mean an event or change, individually, or in the aggregate with other events or changes, that could reasonably be expected to have a material adverse effect on (a) the business, properties, prospects, condition (financial or otherwise) or results of operations of AD and the AD Subsidiaries taken as a whole (other than those events, changes or effects resulting from general economic conditions or the industry in which AD is engaged generally) or (b) the ability of AD to consummate the transactions contemplated hereby.

"Governmental Approval" shall mean the consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other Governmental Entity, authority or instrumentality, domestic or foreign.



"Governmental Entity" means the government of the United States of America, any other nation or any political subdivision thereof, whether foreign, state or local, and any agency, authority, instrumentality, regulatory body, court, tribunal, arbitrator, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Indebtedness" shall mean as to any Person and whether recourse is secured by or is otherwise available against all or only a portion of the assets of such Person and whether or not contingent, but without duplication: (a) every obligation of such Person for money borrowed; (b) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the Exchange of property, assets or businesses; (c) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (d) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not more than 120 days overdue or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP); (e) every Capital Lease Obligation of such Person; (f) any obligation of such Person to pay any discount, shares, fees, indemnities, penalties, recourse, expenses or other amounts in connection with any sales by such Person unless such sales are on a non-recourse basis (as to collectibility) of (i) accounts or general intangibles for money due or to become due, (ii) chattel paper, instruments or documents creating or evidencing a right to payment of money or (iii) other receivables, whether pursuant to a purchase facility or otherwise, other than in connection with the disposition of the business operations of such Person relating thereto or a disposition of defaulted receivables for collection and not as a financing arrangement; (g) every obligation of such Person under any forward contract, futures contract, swap, option or other financing agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), the value of which is dependent upon shares rates, currency exchange rates, commodities or other indices (a "derivative contract"); (h) every obligation in respect of Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent that such Person is liable therefore as a result of such Person's ownership shares in or other relationship with such entity, except to the extent that the terms of such Indebtedness provide that such Person is not liable therefore and such terms are enforceable under applicable law; and (i) every Contingent Obligation of such Person with respect to Indebtedness of another Person. Notwithstanding anything to the contrary in this Agreement, the term "Indebtedness" expressly includes the following debts and obligations of Acquiree:

"Laws" shall mean all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, writs, injunctions, judgments and decrees applicable to the specified Person and to the businesses and assets thereof.

"License" shall mean any franchise, authorization, license, permit, certificate of occupancy, easement, variance, exemption, certificate, consent or approval of any Governmental Entity or other Person.



"Lien" shall mean any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind.

"Exchange" shall have the meaning set forth in the recitals of this Agreement.

"Person" shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, limited liability company, association, Entity, institution, entity, party, Governmental Entity or any other juridical entity of any kind or nature whatsoever.

"Takeover Proposal" shall mean any proposal for a tender or exchange offer, Exchange, consolidation, sale of all or substantially all of such party's assets, sale of in excess of fifteen percent of the shares of capital stock or other business combination involving such party or any proposal or offer to acquire in any manner a substantial equity shares (including any shares exceeding fifteen percent of the equity outstanding) in, or all or substantially all of the assets of, such party other than the transactions contemplated by this Agreement.

"Taxes" means all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, gross receipts, occupation, windfall profits, sales, use, ad valorem, value-added, profits, license, withholding, payroll, employment, excise, premium, real property, personal property, customs, net worth, capital gains, transfer, stamp, documentary, social security, disability, environmental, alternative minimum, recapture and other taxes, and including all shares, penalties and additions imposed with respect thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any Person, and any liability in respect of any Tax as a result of being a member of any affiliated, combined, consolidated, unitary or similar group.

"Tax Return" means any report, return, statement, estimate, informational return, declaration or other written information required to be supplied to a taxing authority in connection with Taxes.

"Taxing Authority" means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

"Transaction Documents" shall mean this Agreement



IN WITNESS WHEREOF, the parties hereto have caused this Exchange Agreement to be duly executed as of the day and year first above written.

ASIANA DRAGONS, INC.

By:______________________________
Name:
Title:

GJC HOLDINGS, INC.

By: Joseph Bartel
Name: JOSEPH BARTEL
Title: PRESIDENT

SOLE SHAREHOLDER OF GJC HOLDING, INC.

Joseph Bartel

EXHBIT 10.1

CONSENT AND CERTIFICATION BY UNDERWRITER

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named an underwriter in an offering statement filed with the Securities and Exchange Commission by Asiana Dragons, Inc. pursuant to Regulation A in connection with a proposed offering of common stock to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts, I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all person to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such person under circumstances that it would normally be received by them 48 hours prior to the their receipt of confirmation of the sale.

KODIAK CAPITAL GROUP, LLC
(Underwriter)

Date: June 1st, 2011

By:



Ryan C. Hodson, Managing Director

EXHIBIT 11.1

Attorney Opinion

EXHIBIT 11.1

Michael A. Littman

Attorney at Law
7609 Ralston Road
Arvada, CO 80002
(303) 422-8127
Fax (303) 431-1567

June 6, 2011

Asiana Dragons, Inc.
1700 Prospect Street
Sarasota, FL 34239

Re: Regulation A Offering Statement Under the Securities Act of 1933 on Form 1-A for Common Stock of Asiana Dragons, Inc.

Gentlemen:

At your request, I have examined the Regulation A Offering Statement which is being filed with the Securities and Exchange Commission ("SEC"), on Form 1-A (the "Offering Statement"), in connection with the Regulation A Offering under the Securities Act of 1933, as amended, of 17,921,146 shares of common stock of Asiana Dragons, Inc ("the Company").

In rendering the following opinion, I have examined and relied only upon the documents and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

a. Certificate of Incorporation of the Company, as amended to date;
b. Bylaws of the Company, as amended to date; and
c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

Based on the foregoing, it is my opinion that the stock being offered under the Offering Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable under Delaware Laws.

I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the stock.

I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the Offering Statement in connection with the offering described therein.

This opinion covers only matters of Delaware law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Offering Statement.

Sincerely,



Michael A. Littman